Reinhold Industries, Inc.

2002 ANNUAL REPORT

We,

THE UNDERSIGNED

Ralph R. Whitney Jr. – Chairman

Glenn Scolnik

Andrew McNally IV

Thomas A. Brand

Richard A. Place

Michael T. Furry

The following principles shall *always* guide the Board of Directors of Reinhold Industries, Inc.

PRINCIPLES *of the* BOARD OF DIRECTORS

I We shall constantly strive to enhance shareholder value.

II We will conduct the Company's business so as to hold the highest standards of integrity and ethical values, as measured by any review.

We, our officers, management and employees, will be held to these same standards.

III Each and all shareholders shall be treated alike.

IV The shareholders will be regularly informed as to the conduct of the Board, the Company, and its service providers.

V Profits and cash in the Company will be expended first to reduce debt, secondly, to finance internal growth and achieve purposeful acquisitions, and thirdly, as dividends to shareholders.

VI Management compensation will be appropriate compared to similar industry positions and responsibilities.

VII We will strive to achieve the highest standards of honesty, openness, and fairness in our relationships with our shareholders, customers, suppliers, and employees.

Board of Directors



Michael T. Furry
President and CEO

Ralph R. Whitney, Jr.
Chairman

Andrew McNally IV

Thomas A. Brand

Richard A. Place

Glenn Scolnik

SELECTED FINANCIAL DATA

	2002	2001	2000	1999	1998
SUMMARY OF OPERATIONS *(in thousands)*					
Net sales	$59,042	48,947	49,287	39,140	25,996
Gross profit	$18,221	13,140	14,789	10,783	6,503
Write-down of long-lived assets	$ -	5,351	-	-	-
Operating income (loss)	$ 6,978	(2,921)	5,364	5,704	2,196
Gain on sale of asset	$ -	-	962	-	-
Interest (expense) income, net	$ (320)	(532)	(529)	100	(17)
Net income (loss)	$ 4,152	(3,723)	3,517	3,570	1,435
YEAR END POSITION *(in thousands)*					
Cash and cash equivalents	$ 3,037	4,105	7,121	9,419	3,622
Working capital	$10,495	10,981	14,589	13,256	8,961
Net property and equipment	$11,307	10,564	11,280	5,726	5,476
Total assets	$36,734	33,029	40,709	25,234	20,215
Long-term debt	$ 124	6,280	8,721	1,125	1,550
Long-term liabilities	$ 5,872	4,178	449	204	2,559
Stockholders' equity	$19,802	15,077	22,905	18,423	11,263
PER SHARE DATA *(Note 1)*					
Net income (loss):					
Basic	$ 1.56	(1.40)	1.32	1.34	0.54
Diluted	$ 1.55	(1.40)	1.31	1.34	0.54
Stockholders' equity	$ 7.44	5.67	8.62	6.93	4.24
Market price range:					
High	$ 8.99	7.85	10.75	9.86	6.95
Low	$ 4.73	4.70	4.95	4.88	4.14
OTHER DATA *(in thousands except stockholder & employee data)*					
Orders on hand	$34,735	25,263	16,442	13,841	16,194
Average shares outstanding - basic	2,660	2,658	2,658	2,658	2,658
Average shares outstanding - diluted	2,681	2,658	2,695	2,667	2,658
Average number of common stockholders	1,465	1,516	1,629	1,711	1,808
Average number of employees	382	418	439	289	220


SALES 1998 - 2002
$70
60
50
40
30
20
10
0
IN MILLIONS
98
99
00
01
02

Note 1: All share information presented has been adjusted for the Company's 10% stock dividends in 2002, 2001 and 2000.

A Message From the President


NET INCOME
1998 - 2002
$5.0
4.0
3.0
2.0
1.0
0
1.0
2.0
3.0
4.0
5.0
IN MILLIONS
98
99
00
01
02

PREFACE *Our annual report this year is conceived to serve two purposes. The first is the usual one, to inform stockholders, employees, customers, suppliers, potential investors, and the financial community at large about the state of our company. The other is to address all people, and to define our own position in regard to matters of ethics and integrity in the conduct of business.*

Revelations of ignorance and abuse of ethical standards leading to violations of law are reported almost daily in the media. And yet, most businesses, large and small, are managed by people of integrity. The depredations of a few have tarnished the honest labors of many.

In the quest of profit, it is not sufficient that business do things right. Business must do the right thing. It must not only be right, it must seem right. It must serve the public interest as well as those of its stockholders. There is no anomaly in that. Ethical standards are good not only for your conscience, they are good for business.

As technology has expanded the world has contracted, and the interdependence of all people has been magnified. Each of us is a microcosm of that world. Each of us, in our sense of integrity, in our respect for ourselves and others, affects the lives of everyone we deal with. Prophetically, John Donne wrote, "No man is an island." He also admonished, "Ask not then for whom the bell tolls, it tolls for thee."



Michael T. Furry
President and Chief
Executive Officer

It seems that with every new day we experience complex and increasingly difficult ethical issues. Without surcease we are impelled to re-examine and refine our ethical beliefs and values.

It is in that context that we publish in this report the Principles of the Board of Directors. It is representative of the codes of conduct that have long governed us at Reinhold Industries. It is also in the nexus of these concerns that we publish here four stories about American businessmen who have exemplified the best of us by the integrity of their conduct in trying circumstances.

EARNINGS PER SHARE
1998 - 2002



2.00
1.50
1.00
0.50
0.00
(0.50)
(1.00)
(1.50)
(2.00)
98
99
00
01
02

It is fitting in the top of this report that we inform you of the bottom line: 2002 was a record year for Reinhold Industries, with $59.0 million in gross sales, $4.2 million in net income, and a year ending backlog of $34.7 million. Two business units, Aerospace and NP Aerospace, enter 2003 with very strong backlogs. Four business units finished in the black, at a time when business generally is treading water in a sea of red.

THE AEROSPACE BUSINESS UNIT led the way with pretax earnings of $7.0 million on sales of $17.8 million. NP Aerospace, our United Kingdom subsidiary, followed with a pre-tax profit of $1.6 million on sales of $13.3 million, their best performance since 1999. CompositAir earned $0.4 million pre-tax on sales of $6.5 million, and our Commercial unit earned $0.2 million pre-tax on sales of $2.9 million. Thermal Insulation lost $0.2 million on sales of $1.4 million.

Overall, we are pleased, but we are not satisfied.

BINGHAM BUSINESS UNIT This beleaguered subsidiary, acquired in March of 2000, had a disappointing year with sales of $17.1 million, down $2.1 million from 2001, and an operating loss of $0.5 million. This, despite significant cost reductions initiated since acquisition, follows a loss of $0.6 million in 2001, when the printing industry fell into a slump that was exacerbated by the events of 9/11 and continues to deepen. The need for printing rollers has declined with it, and so have profit margins.

We have responded by focusing our marketing efforts on rollers for steel mills and other industrial applications. Our San Leandro, California plant does well in such markets, and we are carrying our knowledge and expertise from there to users in South Carolina, Pennsylvania, Arkansas, and Alabama. We have a proprietary rubber material Ultra Tuff that was designed for abrasive applications, and it sets us apart in industries that have not experienced the severe decline that graphic arts has. Consequently, profit margins are more easily protected.

We have closed our Houston plant and moved manufacturing from there to Kansas City. The Houston property is up for sale. This concentration of production leaves us with plants in Kansas City, Missouri; Black Lick, Pennsylvania; Palmyra, New York; Searcy, Arkansas; and San Leandro, California. We have depots in Dallas and Atlanta.

RETURN ON
CAPITAL EMPLOYED
1998 - 2002


%25
20
15
10
5
0
5
10
15
IN PERCENTAGE
98
99
00
01
02

Business may slow down, but we won't. We are moving aggressively in anticipation of the turnaround that is certain to come, upgrading equipment to cut costs. To that end, we continue to invest in new equipment, most recently for more efficient roller grinding machines. We are also engaged in a program of continuous training for regional plant managers.

In comparison to 2002, we expect slightly improved performance from Bingham in 2003.

Construction Project A This program entailed the design and construction of our new, 50,000-square-foot Santa Fe Springs facility, completed in 2001, and the renovation of existing buildings comprising 84,000 square feet, completed in 2002.

Construction Project B Originally scheduled for completion in mid 2002, this program entailed the design and fulfillment of discrete work places for each business unit to eliminate work force movement from building to building. The ponderous labors required to make it happen: old to new slabs, walls, wiring, lighting, ducting, painting, heavy machinery relocation and repairs, and old to new parking lots, have been impeded by on-going production demands. Nevertheless, it will be completed in the second quarter of 2003.

Commercial Business Unit This unit will benefit immensely from Project B. Plant supervision and workforce will inhabit one building instead of three. Sheet molding compounds will be made close to the presses, which have undergone needed repairs and maintenance and been anchored to slabs that raise the work to optimum levels. There is now room enough for work tables that facilitate materials handling and pattern processes, and safety has been enhanced by prudent task space allotment.

Five years of spade work in trade shows in San Francisco, Las Vegas, and New York has cultivated a widening acceptance of a fundamental Reinhold precept, that advanced composites are superior to metals where corrosive conditions exist, especially where in-ground electrical installations are required. Our marketing effort targets architects, engineers, owners, and material specifiers in emphasizing the benefits of composites over metals where longevity and facility for architectural shapes are factors.

A new product, swimming pool heater covers, is doing well. This is another example of how the advantages of sheet molding compounds for corrosion resistance and ease of fabrication are capturing buyers.

We expect steady sales and profit growth in 2003 and beyond.

CompositAir Business Unit This unit entered 2002 under a cloud of uncertainty. The move from Camarillo to Santa Fe Springs consumed much of the first quarter, with most of the work force, having settled in the Camarillo environs, declining to make the 65-mile relocation. This necessitated the hiring and training of new employees for each phase of the seatback-making operation. Nevertheless, the unit exceeded budgeted sales and profits for the year, improving their performance in each succeeding quarter.

The future, however, is impossible to predict considering the tentative state of the airline industry. We expect a modest profit in 2003.


BACKLOG 1998 - 2002
$35
30
25
20
15
10
5
0
IN MILLIONS
98
99
00
01
02

NP AEROSPACE BUSINESS UNIT The momentum that this business unit generated in 2002 augured well for 2003. The backlog was $10.3 million at December 31, 2002. This strong opening backlog will virtually assure the anticipated sales growth in 2003. Work in progress includes an order from Sicma, a French airline seating company, for tourist seatbacks for Air France. A gratifying aspect of the order is that it was pulled through by Air France, the ultimate customer. Their demands were at the core of Reinhold's marketing thrust: advanced composites are lighter, more amenable to special shapes, and stronger than aluminum. This order is especially significant because Sicma owns an aluminum fabrication plant. Despite that, with the impetus of the Air France initiative, we were able to convince Sicma engineers of the benefits of composites over metal, a significant breakthrough.

Another far-reaching piece of business in house is an order for 900 highly sophisticated helmets with built-in lifesaving features for Italian police. It is the product of close collaboration between NP Aerospace designers and the customer and is expected to be a secure source of business for many years.

AEROSPACE BUSINESS UNIT The backlog for this unit at December 31, 2002, was $22.3 million, including the backlog for Thermal Insulation, which has been blended into Aerospace. We anticipate continued sales growth for this unit in 2003.

VALLEY FORGE On December 30, 2002, the United States District Court for the Southern District of New York approved a consent decree by which the company agreed to, and made, a $500,000 payment in full and final settlement of our dispute with the National Park Service relative to the reimbursement of costs incurred or to be incurred at the Valley Forge National Historic Park in connection with the release or threatened release of hazardous substances. This unfortunate episode is now closed.

DEBT REDUCTION In December of 2002 we paid $2.0 million to LaSalle Bank. During the full year we reduced our debt from $9.7 to $3.0 million, and we plan to pay off the remaining $3.0 million by the end of the second quarter of 2003. An acquisition could modify that plan, but there are no acquisition prospects currently under consideration. Our present focus is on improving the operations of our present business units.

INSURANCE COSTS Workers Compensation Insurance costs increased 31% for the new policy period. The cost now represents more than 10% of wages, higher than the cost of Social Security. Group health costs rose roughly 8%, and Property & Casualty Insurance is up 25%. *(continued on page 14)*

The $5 Day

By 1903, the motor car craze was rampant in Europe and America. Companies were founded daily to make cars run by steam, electricity, gasoline. Already there were 57, among them Oldsmobile, Packard, Buick, Cadillac, Pierce, Franklin, Daimler, Stanley. In June of that year, The Ford Motor Car became another. By 1904 there would be 178.

There were 12 stockholders. Henry Ford and Alexander Malcomson, a successful Detroit businessman, held a majority interest. Ford held the patents upon which the company was based. He envisioned a lightweight vehicle, a low maintenance "family horse" for the common man, one that could be "mass produced" (the phrase originated at that time) to sell for $500 or less. His was a singular, egalitarian concept, one that would rend his company before it was fully validated by the Model T, which would not be introduced until 1908.

Ford grew rapidly. From October 1, 1903 until September 30, 1904, 1,700 cars were sold at an average price of $907. Dividends of $98,000, nearly equal to their original investment, were paid to the 12 stockholders. Earnings reached $27 million in 1913; dividends amounted to $15.2 million. In 1914-1915, 308,213 uniform Model Ts, available in any color the buyer wanted (so long as it was black) were sold at $490 per car.

It was a turbulent time. Immigration was at its zenith; 8,795,386 came from 1901-1910. Jobs were available, but skilled labor was scarce. Wages were dismally low. Child labor and piecework were prevalent. Industrial accidents were numerous. Workers were restive. Labor unions were struggling to survive. Many didn't. A cauldron of management-labor hostility boiled over into sporadic violence. Discord between work and home life was manifest. Everywhere, sociologists and reformers were outspoken about abuses.

As early as 1911, the Ford Motor Company recognized the existence of these deepening problems. The company's response was to hire John Lee to take charge of employment. Burning with ambition to make Ford a model of labor management, he went to work on multiple fronts. Safety had long been a prime concern at Ford, but Lee improved and extended it. He reformed worker rights policies, insulated employees from discriminatory conduct by foremen, instituted proper pay increases and continuous employment, curtailed layoffs, and reformed the wage system through job evaluation.

By comparison with labor policy generally, Ford's was enlightened. A history of profit-sharing ran back to 1905, when $10 was paid to office workers at Christmas. Seniority and efficiency bonuses were paid to select groups from 1908 to 1913.

Against this backdrop of history, a consciousness of the need for change was coalescing. A presentiment of some moment, a revelation whose time had come, seemed surely to be at hand.

A few weeks before the end of 1913, Henry and his son, Edsel, walking through the factory, saw two men fighting. Henry was stunned and ashamed. Why would his employees use their fists against one



another? He remembered then something that he had been told: men under barbarous living conditions acted like savages, and conditions were barbarous when men were paid mere subsistence wages. Shareholders, executives, and customers benefited from high profits, he reasoned, but what about benefits for the workers?

On New Year's Day of 1914, Ford convened a meeting of Plant Manager James Couzens and five other top managers in his office to discuss production and wages for the coming year. It was noted Ford was in a thoughtful mood. As discussion progressed, he covered his blackboard with figures. The current wage for unskilled labor was $2.34 for a 9-hour day, slightly higher than the average for heavy industry generally, but when Ford considered the totals for wages, they seemed puny compared with anticipated profits. He kept raising the minimum - to $3, to $3.50, and then, over vehement protests from one of his managers, to $4 and $4.50 - *for an 8-hour day*!

A volcanic Couzens watched with smoldering hostility. Finally, he erupted: "Well, you're up to $4.75!" he ranted. "I dare you to make it $5!"

"Done!" said Ford at once, turning to inscribe a big $5 boldly upon his blackboard.

Acknowledgment in part to "The Times, The Man, The Company" by Alan Nevins and Frank Ernest Hill.

Make no little plans

San Francisco 5:13 a.m. April 17, 1906 "The ground seemed to twist like a top while it jerked this way and that, and up and down and every way. . . My God, we're going into the Bay!" - Police Sergeant Jessie Cook.

Office buildings, apartment houses and churches collapsed. Gas and water mains burst. Terrified people and terrified horses stampeded through rubble-strewn streets. The next day, fire raged through the city, fed by wood- and coal-burning furnaces in larger buildings and gas lighting fixtures in many rooms. Destroyed were hotels, businesses, hospitals, the city hall, and the opera house where opera superstar Enrico Caruso was billed to sing the night of the quake. Chaos spawned countless acts of heroism and sacrifice - along with looting, and heartless shootings of confused innocents by over-zealous police.

When the fires were finally out, officials tallied the losses: 5,000 or more dead; 200,000 homeless; 490 city blocks destroyed; 28,000 buildings worth more than $350 million - two-thirds of the city's property value - gone.

A week later, the city's once-robust business life was still paralyzed. City services were crippled. People needed cash to live on and businesses needed loans to rebuild with, but not one of the city's forty big banks was anywhere near ready to reopen.

One small bank was open for business. It was Amadeo Peter Giannini's Bank of Italy [later Bank of America], also known as the People's Bank because it loaned money to small-business owners who had been turned away by the big banks. Giannini, respected in the Italian community as one businessman who would never deal with the notoriously corrupt municipal government, was used to solving his own problems. Somehow, he had gotten two teams of horses and fruit wagons and carted $80,000 in gold and silver - the entire wealth of the bank - through the smoldering streets to his home in San Mateo, 17 miles from the city. Nine days after the fire, Giannini was dispensing cash and making loans at the Washington Street wharf using two barrels and a plank as his desk.

In the days, weeks and months that followed, the people of San Francisco worked tirelessly to rebuild their city. For a master plan, they turned to architect Daniel Burnham, whom they had hired before the disaster to draw up plans for a modern 20th Century city. Those plans were long overdue. San Francisco was only three generations beyond the Gold Rush days of '49 when "there arose a unique criminal district that for almost seventy years was the scene of more viciousness and depravity, but which at the same time possessed more glamour, than any other area of vice and iniquity on the American continent," in the words of Herbert Asbury's chronicle, The Barbary Coast. In 1906, men still outnumbered women by a wide margin; gambling, opium and prostitution were still a city hallmark.



"Make no little plans. They have no magic to stir men's blood," Burnham advised the shaken city officials. He laid out the vision of a new San Francisco - an exciting city whose busy deep-water harbor would be integrated with livable neighborhoods and modern centers of business, finance and culture. Money and manpower poured in from around the country to help turn those plans into sparkling reality. A. P. Giannini's tiny bank played an important role in the rebuilding and eventually became one of the nation's largest banks. By 1915 a new city had risen from the ashes. In 1936 the Oakland Bay Bridge linked the city to mainland commerce. In 1937 the Golden Gate Bridge spanned the entrance to the harbor and connected a sophisticated city to the posh rural environs of the upper peninsula.

Thus did San Francisco earn the right to the motto bestowed on it by columnist Herb Caen: The City That Knows How.

That was a hell of a lot of fun

The setting was classic business myth: two ambitious contrarians sketching plans on a cocktail napkin for a new kind of business that would break all the rules and show the arrogant big guys who's number one. At least, that's how Rollin King and Herb Kelleher like to tell the story of the meeting in 1966 when they invented Southwest Airlines. Indeed, outsize ambition, bare-knuckle political infighting . . . and outrageous fun . . . are so commingled in the Southwest story that it is impossible to separate myth from reality.

Today, Southwest is a living business legend, the only profitable airline in the industry. Since 1973, through recessions, oil shocks, and Gulf War I, Southwest has never lost a penny. For most of 2002, Southwest's total market value hovered around $9 billion — more than that of all other major US airlines combined. Today the "big guys" - US Airways, United, Continental - are trying to figure out how to make their airlines more like Southwest.

Rollin operated a commuter airline. Kelleher was his lawyer and Southwest's charismatic board chairman after mid-1978. The napkin meeting took place in San Antonio. The plan for the new airline had these elements: Operate only within the borders of Texas (for starters, Dallas-San Antonio-Houston) to avoid federal regulation. Fly point-to-point (no hubs) to eliminate nonproductive waiting for connecting flights. Fly often (every half hour is not too often) so you need fewer planes and keep them in the air more hours (per passenger) than your competition. Keep prices low to keep customers coming. Create a corporate culture of fun - in the boardroom, in the office, in the air. Keep costs down — except wages, benefits and profit sharing.

Southwest almost didn't get off the ground. Its competitors fought them with injunctions all the way to the US Supreme Court. Frantic associate to Kelleher: "What do I do if the sheriff shows up?" Kelleher: Leave tire tracks on his shirt. We're going, hell or high water.

When Braniff cut the price of a one-way fare from Houston-Dallas from $26 to $13, Kelleher's response: We offered customers a choice: $13 fare or $26 plus a bottle of whiskey. That made us the largest liquor distributor in Texas for a couple of months. Soon after, Braniff was out of business.

Later, when Southwest was operating in Ohio, US Airways pulled out of six cities in that state. Kelleher to his financial officer: Get out there, get extra airplanes, get extra gates. Business rationale: The way you have to be in the airline business is: ready, fire, aim.

But still later, when a rival offered a free trip to Polynesia on a contested route, Southwest dropped out. Business rationale: When something turns into a financial mistake, just stop it. . . You can't get emotional about it.

The conservative manager: Manage in good times so you're ready for bad times. We never get dangerously in debt. Never let costs get out of hand.

So when fuel costs went down to $10 a barrel, Kelleher bought oil in the futures market: When the [high-priced oil] crisis hit, we were ready.



The Southwest culture stresses that respecting employees and customers is good business: *I think showing respect for people's ideas is very very important because as soon as you stop doing that, you stop getting ideas.*

Southwest is 85% unionized, but disputes are rare, turnover rate lowest in the industry: Nothing kills your company's culture like layoffs. Nobody has ever been furloughed here. We could have furloughed at various times and been more profitable.

Early on, Kelleher had an agreement with his board that he would step down at age 70 (in 2001): You should never become infatuated with power.

Riding into the sunset: When I look back on all my years at Southwest - all the fights, the fare wars, the political battles - I just think to myself: 'That was a hell of a lot of fun.' And I wouldn't change a thing. *[Kelleher quotes from Los Angeles Times 6/9/96 and Fortune 5/28/01]*

We're coming back!

Tylenol was Jim Burke's baby. As a rising star at Johnson & Johnson, Burke had bet his career on transforming Tylenol from a pricey specialty product into a staple in everybody's medicine cabinet. Top management had balked, but Burke had persuaded them that Tylenol either had to make the leap into the mass market or face extinction. Five years later, by the end of the 1970s, Tylenol had won a dazzling 35% market share. And James Edward Burke was now J&J's board chairman and CEO.

Burke was naturally pleasant and optimistic, but always steeled to take a blow from unexpected adversity. He had grown up in the 1930s in the hardscrabble country of rural Vermont and upstate New York. His father had sold insurance to farmers and small-business owners trying to make ends meet through a grinding Depression that promised never to end. Still, he loved his small town life. His high school yearbook dubbed him The Happy Warrior.

World War II changed everything. Young Burke joined the Navy and was sent to the Pacific, a freshly minted officer in command of a flat-bottomed ship designed to unload tanks and men onto island beachheads. It's possible that only the hell of Hiroshima and Nagasaki spared him from the hell of an assault on the Japanese homeland.

Burke had come back from the war, finished college, and gone to Harvard Business School under the GI Bill, which paid all expenses.

Now, in the fall of 1982, everything was about to change again. An associate burst into Burke's office with the news that three people in Chicago had died as a result of taking Tylenol capsules laced with cyanide. Four more would die in the same way. A kaleidoscope of unknowns obscured his insight to what had happened, what might come next, what to do. His first move was characteristic. Rather than delegate the handling of the crisis, Burke took personal charge of it and delegated all his other duties to associates.

Burke recalled all Tylenol products, heedless of the $100 million cost. The recall was big news. Almost every American knew about the poisoning. Burke's reputation hung in the balance. So did Tylenol's, the business press clucked. Tylenol's share of the over-the-counter market dropped to 7%. Rival makers of Anacin worked around the clock to fill the sudden void in supply.

After writing notes of condolence to the families of poison victims, Burke introduced a triple-sealed tamper-detectable bottle and launched an aggressive ad campaign featuring discount coupons for bottles of the new Tylenol. Later, he urged his sales force to frankly acknowledge the "national tragedy" that had occurred and the awful grief it had inflicted on the victims and on all Americans. He ended with the ringing commitment: "We're coming back." And back they came. Soon J&J stock was hitting all-time highs. Tylenol recaptured its pre-crisis market share and then some.


Tylenol

In February 1986 the unthinkable happened again: a young woman in Yonkers, New York took two Tylenol capsules to help herself get to sleep. . . and never woke up. The capsules had been pried open and a few tablets laced with potassium cyanide.

Again, Burke took charge. He concluded that there could never be a truly tamper-proof package, since one had somehow been successfully overcome in the second incident. Neither Tylenol nor J&J could survive a third incident, he felt. The new "package" kept the triple-sealed bottle but changed the hollow capsule that held granular medicine to a user's choice of hard, oval-shaped "caplets" or round tablets — both types coated to make them easier to swallow and much harder to contaminate without detection.

By now, J&J's many publics had come to trust the century-old company, and it lost little or no momentum in its markets. President Reagan praised Burke for embodying "the highest ideals of corporate responsibility and grace under pressure." In 1987 Johnson and Johnson was rated among the ten most admired companies in America. In 1989 Burke stepped down as chairman and the next year was named to the Business Hall of Fame. Characteristically, he brushed aside the accolades: "My God, what did people expect we'd do?"

 continued from page 5

PENSION ASSETS DECLINE The Reinhold and Bingham Pension Assets incurred losses in 2001 that will reduce earnings in 2003 by $740,000. We have prepared for the impact of the decline in the 2003 budget. There is no cash consequence for 2003, but in 2004 we will be compelled to pay $980,000 in cash into the pension fund.

SARBANES-OXLEY A new devil jumped up in the past year. The Sarbanes-Oxley Act of 2002 is a reaction to the Enron debacle, and the expense it creates is a glaring example of the high costs to others that can result from the corruption of one. Section 404 of that act requires that we document and report on our internal financial controls. Our external auditors will be required anually to attest to and report on management's assertion on the effectiveness of Reinhold's internal controls and procedures for financial reporting. This process will consume a significant amount of our financial human resources. Compliance with the Sarbanes-Oxley Act will have a significant impact on our finance, accounting and auditing costs for 2003.

All things considered, positives far out-weigh negatives for the year 2002. For that we are grateful to our employees, our customers, and our suppliers. Let us all work together, with integrity and intelligence, to make 2003 an even better year.

Michael T. Furry, President and CEO

Management's Discussion and Analysis of Financial Condition and Results of Operations

Reinhold Industries, Inc. (Reinhold or the Company) is a manufacturer of advanced custom composite components, sheet molding compounds and rubber rollers for a variety of applications in the United States and Europe. Reinhold derives revenues from the defense, aerospace, printing and other commercial industries.

Critical Accounting Policies

The Company's consolidated financial statements and related public financial information are based on the application of generally accepted accounting principles ("GAAP"). GAAP requires the use of estimates, assumptions, judgments and subjective interpretations of accounting principles that have an impact on the assets, liabilities, revenue and expense amounts reported. These estimates can also affect supplemental information contained in the external disclosures of the Company including information regarding contingencies, risk and financial condition. The Company believes its use of estimates and underlying accounting assumptions adhere to generally accepted accounting principles and are consistently and conservatively applied. Valuations based on estimates are reviewed for reasonableness and conservatism on a consistent basis throughout the Company. Primary areas where financial information of the Company is subject to the use of estimates, assumptions and the application of judgment include revenues, receivables, inventories, acquisitions, valuation of long-lived and intangible assets, pension and post-retirement benefits, the realizability of deferred tax assets, and foreign exchange translation. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. Actual results may differ materially from these estimates under different assumptions or conditions.

Revenue Recognition and Allowances for Doubtful Accounts
The Company recognizes revenue when title and risk of ownership have passed to the buyer. Allowances for doubtful accounts are estimated based on estimates of losses related to customer receivable balances. Estimates are developed by using standard quantitative measures based on historical losses, adjusting for current economic conditions and, in some cases, evaluating specific customer accounts for risk of loss. The establishment of reserves requires the use of judgment and assumptions regarding the potential for losses on receivable balances. Though the Company considers these balances adequate and proper, changes in economic conditions in specific markets in which the Company operates could have a material effect on reserve balances required.

Inventories We value our inventories at lower of cost or market. Cost is determined by the first-in, first-out (FIFO) method, including material, labor and factory overhead. The Company writes down its inventory for estimated obsolescence equal to the cost of the inventory. Product obsolescence may be caused by shelf-life expiration, discontinuance of a product line, replacement products in the marketplace or other competitive situations.

Fair Value of Assets Acquired and Liabilities Assumed in Purchase Combinations The purchase combinations carried out by us require management to estimate the fair value of the assets acquired and liabilities assumed in the combinations. These estimates of fair value are based on our business plan for the entities acquired including planned redundancies, restructuring, use of assets acquired and assumptions as to the ultimate resolution of obligations assumed for which no future benefit will be received. Should actual use of assets or resolution of obligations differ from our estimates, revisions to the estimated fair values would be required. If a change in estimate occurs after one year of the acquisition, the change would be recorded in our statement of operations.

Pensions and Post Retirement Benefits The valuation of the Company's pension and other post-retirement plans requires the use of assumptions and estimates that are used to develop actuarial valuations of expenses and assets/liabilities. These assumptions include discount rates, investment returns, projected salary increases and benefits, and mortality rates. The actuarial assumptions used in the Company's pension reporting are reviewed annually and compared with external benchmarks to assure that they accurately account for our future pension obligations. Changes in assumptions and future investment returns could potentially have a material impact on the Company's pension expenses and related funding requirements.

Valuation of Long-lived and Intangible Assets In accordance with SFAS No. 142 and SFAS No. 144, we assess the fair value and recoverability of our long-lived assets, including goodwill, whenever events and circumstances indicate the carrying value of an asset may not be recoverable from estimated future cash flows expected to result from its use and eventual disposition. In doing so, we make assumptions and estimates regarding future cash flows and other factors to make our determination. The fair value of our long-lived assets and goodwill is dependent upon the forecasted performance of our business and the overall economic environment. When we determine that the carrying value of our long-lived assets and goodwill may not be recoverable, we measure any impairment based upon a forecasted discounted cash flow method. If these forecasts are not met, we may have to record additional impairment charges not previously recognized.

During 2001, we performed an assessment of the goodwill related to our acquisition of Samuel Bingham Company ("Bingham"), pursuant to SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." As a result, we recorded a charge of $4.0 million during the third quarter of 2001 to reduce goodwill associated with the purchase of Bingham. The charge was based on the amount by which the carrying amount of these assets exceeded their fair value.

Management's Discussion and Analysis *(cont'd)*

Income Taxes We recognize deferred tax assets and liabilities based on the differences between the financial statement carrying amounts and the tax bases of assets and liabilities. We regularly review our deferred tax assets for recoverability and establish a valuation allowance based upon historical losses, projected future taxable income and the expected timing of the reversals of existing temporary differences.

Cumulative Foreign Exchange Translation Accounting
In preparing our consolidated financial statements, we are required to translate the financial statements of NP Aerospace from the currency in which they keep their accounting records, the British Pound Sterling, into United States dollars. This process results in exchange gains and losses which are either included within the statement of operations or as a separate part of our net equity under the caption "foreign currency translation adjustment."

Under the relevant accounting guidance, the treatment of these translation gains or losses is dependent upon management's determination of the functional currency of NP Aerospace. Generally, the currency in which the subsidiary transacts a majority of its transactions, including billings, financing, payroll and other expenditures would be considered the functional currency but any dependency upon the parent and the nature of the subsidiary's operations must also be considered.

If any subsidiary's functional currency is deemed to be the local currency, then any gain or loss associated with the translation of that subsidiary's financial statements is included in cumulative translation adjustments. However, if the functional currency is deemed to be the United States dollar then any gain or loss associated with the translation of these financial statements would be included within our statement of operations.

Based on our assessment of the factors discussed above, we consider NP Aerospace's local currency to be the functional currency. Accordingly, we recorded foreign currency translation gains of approximately $465,000 and foreign currency losses of approximately $437,000 that were included as part of "accumulated other comprehensive loss" within our balance sheet at December 31, 2002 and 2001, respectively.

Environmental Liabilities With respect to outstanding actions that are in preliminary procedural stages, as well as any actions that may be filed in the future, insufficient information exists upon which judgments can be made as to the validity or ultimate disposition of such actions, thereby making it difficult to reasonably estimate what, if any, potential liability or costs may be incurred. Accordingly, no estimate of future liability has been included for such claims. See Note 9 of the accompanying consolidated financial statements for additional discussion of legal proceedings.

2002 Compared with 2001

Backlog at December 31, 2002 was $34.7 million, up 37% from December 31, 2001, due to increased orders for the Minuteman III Propulsion Replacement Program, rocket nozzles, and personal protection products. In 2002, order input increased 22% to $68.8 million. Total net sales increased by 21% to $59.0 million from $48.9 million in 2001. Sales increased by $8.3 million (87%) for the Aerospace business unit compared to 2001 due mainly to increased shipments of missile components for the Minuteman III Propellant Replacement Program. Sales also increased by $4.0 million (43%) for NP Aerospace due to increased shipments of body armor and military helmets. Sales for the CompositAir business unit increased by $0.7 million (11%) due to higher shipments of commercial aircraft seatbacks. Sales for the Commercial business unit decreased by $0.2 million (6%) due primarily to lower sales of inground lighting housings and pool filter tanks. Sales for the Thermal Insulation business unit decreased by $0.6 million (28%) due to lower sales of missile components. Sales decreased by $2.0 million (11%) at the Bingham business unit due to poor general economic conditions.

Gross profit margin increased to 30.9% from 26.8% due primarily to higher sales and the resulting absorption of overhead expenses for both the Aerospace and NP Aerospace business units. Gross profit margin from CompositAir increased to 17.1% from 16.3% due mainly to higher sales offset by higher labor costs. Gross profit margin from Commercial decreased to 20.4% from 23.6% due to lower sales and the resulting underabsorption of overhead expenses. Gross profit margin from Thermal Insulation decreased to 6.2% from 35.5% due to unfavorable product mix and lower sales. Gross profit margin from Bingham increased to 25.7% from 24.5% due to higher selling prices and lower material costs.

In 2002, selling, general and administrative expenses were $11.2 million (19.0% of sales) compared with $10.7 million (21.9% of sales) in 2001. The increase is due primarily to the legal and settlement costs related to the Valley Forge Historical Park litigation.

In 2001, the Company recorded a charge of approximately $5.4 million to write-down long-lived assets associated with the Bingham operating segment. Included in the $5.4 million charge was approximately $1.3 million write-down of fixed assets related to the seven manufacturing and administrative locations of Bingham that were closed or were in the process of being closed. The fixed assets were written down to their estimated fair value which was determined based on the proceeds received and estimated to be received from the sales of the respective facilities. The Company then determined that the estimated future undiscounted operating cash flows of the remaining Bingham operations were less than the carrying amount of Bingham's remaining long-lived assets. Based on its evaluation, the Company determined Bingham's long-lived assets, with a carrying value of $10.7 million, were impaired and wrote them down by approximately $4.0 million to their estimated fair value. In 2002, no additional charges were recorded.

In 2002, net interest expense decreased to $0.3 million from $0.5 million due to lower debt and lower effective interest rates.

Income (loss) before income taxes was $6.7 million or 11.3% of sales in 2002, ($3.5) million or -7.1% of sales in 2001 and $5.8 million or 11.8% of sales in 2000. Income before income taxes at the Aerospace business unit increased to $7.0 million (39.1% of sales) in 2002 from $2.7 million (28.3% of sales) in 2001 due to higher sales and the resulting absorption of overhead expenses. Income before income taxes for CompositAir increased to $0.5 million in 2002 (6.9% of sales) from $0.2 million in 2001 (3.0% of sales) due to higher sales of commercial aircraft seatbacks. Income before income taxes for the Commercial business unit decreased to $0.2 million (7.7% of sales) from $0.3 million (10.1% of sales) due to lower sales of in-ground lighting housings. A loss before income taxes of $0.2 million (-11.9% of sales) was realized in 2002 for Thermal Insulation compared to income before income taxes of $0.4 million (21.1% of sales) in 2001 due to lower sales, unfavorable product mix, and underabsorption of overhead costs. A loss before income taxes of $0.7 million (-4.4% of sales) in 2002 was realized at Bingham compared to a loss of $6.6 million (-34.6% of sales) in 2001 due mainly to the $5.4 million write-down of long-lived assets offset by higher selling prices. Income before income taxes for NP Aerospace increased to $1.6 million in 2002 (12.1% of sales) from $0.4 million in 2001 (3.9% of sales) due mainly to higher sales of body armor and military helmets.

A tax provision of $2.5 million was recorded in 2002 compared with a provision of $0.3 million in 2001 due to higher income before income taxes. The effective tax rate in 2002 was 37.6% as compared to 7.5% in 2001. The effective tax rate in the United Kingdom was 30%. At December 31, 2002 and 2001, the Company had net operating loss carryforwards for Federal income tax purposes of approximately $21.2 million and $25.6 million, respectively. At December 31, 2002 and 2001, the Company's net operating loss carryforwards for State income tax purposes had expired. The Company may utilize the Federal net operating losses by carrying them forward to offset future Federal taxable income, if any, through 2011. As more fully described in note 3 to notes to consolidated financial statements, benefits realized from loss carry forwards and deductible temporary differences arising prior to the reorganization have been recorded directly to additional paid-in capital. Such benefits amounted to $1.8 million in 2002 and zero in 2001.

Net income totaled $4.2 million, or $1.55 per diluted share in 2002 compared with a net loss of $3.7 million, or ($1.40) per diluted share in 2001.

Liquidity and Capital Resources

As of December 31, 2002, working capital was $10.5 million, down $0.5 million from December 31, 2001. Cash and cash equivalents of $3.0 million held at December 31, 2002 were $1.1 million lower than cash and cash equivalents held at December 31, 2001 due primarily to $6.4 million repayment of debt and $2.5 million of capital expenditures offset by $7.3 million of cash provided by operating activities.

Net cash provided by operating activities amounted to $7.3 million in 2002 and $3.5 million in 2001. The increase over the prior period relates mainly to the increased profitability of the Company.

Net cash used in investing activities in 2002 totaled $2.4 million, consisting primarily of capital expenditures. Net cash used in investing activities in 2001 totaled $3.8 million, which consisted of the acquisition of the Thermal Insulation business unit ($2.6 million) and capital expenditures ($2.4 million) offset by the proceeds on the sale of various assets ($1.3 million).

Net cash used in financing activities in 2002 totaled $6.4 million, consisting of the borrowings against the LaSalle line of credit ($7.2 million) less subsequent repayments ($4.2 million) and the payoff of the Bank of America loans ($9.3) and capital leases ($0.1). Net cash used in financing activities in 2001 totaled $2.3 million, consisting of the repayment of the Bank of America loans. The Company does not have any current significant commitments for capital expenditures at December 31, 2002.

The Company believes that its current working capital of $10.5 million, the available line of credit, and anticipated working capital to be generated by future operations will be sufficient to support the Company's working capital requirements through at least December 31, 2003.

2001 Compared with 2000

Backlog at December 31, 2001 was $25.3 million, up 54% from December 31, 2000, primarily due to a $13.0 million contract received from Thiokol Propulsion for components related to the Minuteman III Propulsion Replacement Program. In 2001, order input increased 10% to $56.2 million. However, net sales decreased less than 1% to $48.9 million from $49.3 million in 2000, due primarily to lower sales of commercial aircraft seatbacks at CompositAir ($1.7 million) and reduced sales across all product lines at NP Aerospace ($2.6 million). Sales increased $1.1 million for Aerospace products due to increased shipments of Minuteman III components. Sales increased $0.8 million at Bingham. Bingham was acquired on March 9, 2000. Sales for Thermal Insulation totaled $2.0 million from the acquisition date of April 20, 2001.

Gross profit margin decreased to 26.8% from 30.0% due to lower sales and the resulting underabsorption of overhead expenses at both NP Aerospace and CompositAir. Gross profit margin from Aerospace decreased to 40.2% from 45.7% due mainly to product mix. Gross profit margin from Bingham decreased to 24.5% from 27.3% due mainly to higher costs of workers compensation and medical insurance. Gross profit margin from Thermal Insulation was 35.5%.

In 2001, selling, general and administrative expenses were $10.7 million (21.9% of sales) compared with $9.4 million (19.1% of sales) in 2000, due primarily to an additional two months of costs at Bingham, which was acquired on March 9, 2000. Selling, general and administrative expenses in 2001 were 27.6% of sales at Bingham compared to 18.4% of sales for the other business units.

In 2001, the Company recorded a charge of approximately $5.4 million to write-down long-lived assets associated with the Bingham operating segment. Included in the $5.4 million charge was approximately $1.3 million write-down of fixed assets related to the seven manufacturing and administrative locations of Bingham that were closed or were in the process of being closed. The fixed assets were written down to their estimated fair value which was determined based on the proceeds received and estimated to be received from the sales of the respective facilities. The Company then determined that the estimated future undiscounted operating cash flows of the remaining Bingham operations were less than the carrying amount of Bingham's remaining long-lived assets. Based on its evaluation, the Company determined Bingham's long-lived assets, with a carrying value of $10.7 million, were impaired and wrote them down by approximately $4.0 million to their estimated fair value. This write-down was charged to goodwill. Fair value was based on estimated discounted future operating cash flows of the Bingham operations.

On December 29, 2000, the Company sold their undeveloped land to Paragon Santa Anita LLC for a net gain of $0.962 million. The selling price for the property was $2.05 million with $1.05 million paid in cash at closing. Additional consideration consisted of a 9% note receivable due in one year in the amount of $1.0 million. The note was secured by the land. The note was paid in full in December 2001.

In 2001, net interest expense was unchanged at $0.5 million.

A loss before income taxes of $3.5 million (-7.1% of sales) was realized in 2001 compared to a profit of $5.8 million (11.8% of sales) in 2000. A loss before income taxes of $6.6 million (-34.6% of sales) was realized at Bingham due mainly to the $5.4 million write-down of long-lived assets and lower annualized sales. Income before income taxes for NP Aerospace decreased to $0.4 million in 2001 (3.9% of sales) from $1.1 million in 2000 (9.6% of sales) due mainly to lower sales across all product segments. Income before income taxes for CompositAir decreased to $0.2 million in 2001 (3.0% of sales) from $1.3 million in 2000 (17.2% of sales) due to lower sales of commercial aircraft seatbacks and the resulting underabsorption of overhead expenses. Income before income taxes at the Aerospace business unit increased to $2.7 million (28.3% of sales) from $2.6 million (31.2% of sales) due to higher sales and the resulting absorption of overhead expenses offset by a less favorable product mix. Income before income taxes for the Commercial business unit decreased to $0.3 million (10.1% of sales) from $0.4 million (13.5% of sales) due to higher manufacturing costs. Income before income taxes for Thermal Insulation was $0.4 million (21.1% of sales).

A tax provision of $0.3 million was recorded in 2001 compared with a provision of $2.3 million in 2000. The effective tax rate in 2001 was 7.5% as compared to 39.3% in 2000. The change primarily results from the rate difference on U.S. income and the increase in the valuation allowance. The effective tax rate in the United Kingdom was 58%. This rate differs from the statutory rate as a result of the Company recording a liability in connection with a property revaluation in the United Kingdom. At December 31, 2001 and 2000, the Company had generated net operating loss carryovers for Federal income tax purposes of approximately $25.6 million and $26.8 million , respectively. At December 31, 2001, the Company's net operating loss carryovers for State income tax purposes have expired. The Company may utilize the Federal net operating losses by carrying them forward to offset future Federal taxable income, if any, through 2011. As more fully described in note 3 to notes to consolidated financial statements, benefits realized from loss carry forwards and deductible temporary differences arising prior to the reorganization have been recorded directly to additional paid-in capital. Such benefits amounted to zero in 2001 and $1.8 million in 2000.

Net loss totaled $3.7 million, or ($1.40) per diluted share in 2001 compared with net income of $3.5 million, or $1.31 per diluted share in 2000.

ACQUIRED BUSINESSES

On March 9, 2000, Reinhold Industries, Inc. (the "Company"), through its wholly-owned subsidiary, Samuel Bingham Enterprises, Inc., an Indiana corporation, purchased substantially all of the assets, including real, personal and intellectual properties, and assumed certain liabilities of Samuel Bingham Company, an industrial and graphic arts roller manufacturing and supplying business, headquartered in Bloomingdale, Illinois ("Bingham").

On March 9, 2000, the Company borrowed $11,000,000 from Bank of America to fund a portion of the purchase consideration due to Bingham. The principal portion of the loan was payable in twenty successive quarterly installments beginning June 30, 2000. Interest was payable quarterly at a rate which approximates LIBOR plus 1.75% and is secured by all financial assets of the Company.

On April 20, 2001, Reinhold, purchased certain assets and assumed certain liabilities of Edler Industries, Inc. ("Edler"). Edler is a manufacturer of structural and ablative composite components mainly for subcontractors of the U.S. defense industry. The operation has been renamed the "Thermal Insulation" division of Reinhold. The purchase price was $2.6 million consisting of $1.6 million cash paid at closing and a $1.0 million, 8% interest bearing note paid in September 2001.

Change in Control

On May 21, 1999, pursuant to a Stock Purchase Agreement dated May 18, 1999, between Keene Creditors' Trust, the holder of all of the outstanding shares of the Class B Common Stock of the Company and Reinhold Enterprises, Inc., a newly formed Indiana corporation ("REI"), the Creditors' Trust sold 997,475 shares of Class B Common Stock owned by it to certain purchasers designated by REI (the "Purchasers"). These shares represented approximately 49.9% of the outstanding common stock of the Company.

The sale of shares to the Purchasers constitutes an "ownership shift" within the meaning of Section 382 of the Internal Revenue Code of 1986, as amended. Section 382 limits the utilization of net operating loss carryforwards upon certain accumulations of stock of corporate issuers. Additional purchases of shares by the Purchasers prior to May 22, 2002, or purchases of shares by other shareholders that result in those shareholders owning more than 5% of the outstanding Common Stock of the Company prior to May 22, 2002, may result in significant limitations on the Company's ability to utilize its net operating loss carryforwards to offset its future income for federal income tax purposes.

Between May 21, 1999 and May 22, 2002, no additional purchases of shares were made by the Purchasers or by other shareholders that resulted in those shareholders owning more than 5% of the outstanding Common Stock of the Company.

Recent Accounting Pronouncements

In June 2001, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards ("SFAS") No. 141 "Business Combinations" and No. 142 "Goodwill and Other Intangible Assets". SFAS No. 141 addresses financial accounting and reporting for business combination and requires all business combinations to be accounted for using the purchase method. SFAS No. 141 is effective for any business combinations initiated after June 30, 2001. SFAS No. 142, effective for the Company January 1, 2002, addresses the initial recognition and measurement of goodwill and other intangible assets acquired in a business combination. Goodwill and other intangible assets with indefinite lives will no longer be amortized but instead subject to impairment tests at least annually. The Company has determined that the impact of adopting SFAS No. 142 had a favorable impact of $202,000 (net of related tax effects) to its results of operations in 2002.

In August 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets". SFAS 144, effective for the Company January 1, 2002, supersedes FASB Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," and the accounting and reporting provisions of APB Opinion No. 30, "Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions," for the disposal of a segment of a business (as previously defined in that opinion). SFAS 144 requires that one accounting model be used for long-lived assets to be disposed of by sale, whether previously held and used or newly acquired, and broadens the presentation of discontinued operations to include more disposal transactions than were included under the previous standards. The impact of adopting SFAS No. 144 was immaterial to the Company's financial position and results of operations.

In June 2002, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 146, "Accounting for Costs Associated with Exit or Disposal Activities". SFAS No. 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)". SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred rather than the date an entity commits to an exit plan. Additionally, it establishes that fair value is the objective for the initial measurement of the liability. The provisions of SFAS No. 146 are effective for exit or disposal activities that are initiated after December 31, 2002. The Company does not believe that the adoption of SFAS No. 146 will have a material effect on its consolidated financial position or results of operations.

In December 2002, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure", which amends SFAS No. 123, "Accounting for Stock Based Compensation", to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation and amends the disclosure requirements of SFAS 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The provisions of SFAS No. 148 are effective for financial statements for years ending after December 15, 2002. The disclosure provisions of SFAS No. 148 have been adopted by the Company. The Company has elected to continue to apply the intrinsic value method of accounting as prescribed by Accounting Principles Board Opinion (APB) No. 25, "Accounting for Stock Issued to Employees", to account for employee stock options.

Legal Proceedings

The Company has been informed that it may be a potentially responsible party ("PRP") under the Comprehensive Environmental Response,

Management's Discussion and Analysis *(cont'd)*

Compensation, and Liability Act of 1980, as amended ("CERCLA"), with respect to certain environmental liabilities arising at the Valley Forge National Historical Park Site ("Valley Forge Site") located in Montgomery County, Pennsylvania and at a site formerly known as the Casmalia Resources Hazardous Waste Management Facility, located in Santa Barbara County, California ("Casmalia Site"). CERCLA imposes liability for the costs of responding to a release or threatened release of "hazardous substances" into the environment. CERCLA liability is imposed without regard to fault. PRPs under CERCLA include current owners and operators of the site, owners and operators at the time of disposal, as well as persons who arranged for disposal or treatment of hazardous substances sent to the site, or persons who accepted hazardous substances for transport to the site. Because PRPs' CERCLA liability to the government is joint and several, a PRP may be required to pay more than its proportional share of such costs. Liability among PRPs, however, is subject to equitable allocation through contribution actions.

On June 16, 2000 the U.S. Department of Justice notified the Company that it may be a PRP with respect to the Valley Forge Site and demanded payment for past costs incurred by the United States in connection with the site, which the Department of Justice estimated at $1,753,726 incurred by the National Park Service ("NPS") as of May 31, 2000 and $616,878 incurred by the United States Environmental Protection Agency ("EPA") as of November 30, 1999. Payment of these past costs would not release the Company from liability for future response costs.

Management believes that in or about 1977, the Company's predecessor, Keene Corporation ("Keene"), sold to the U.S. Department of Interior certain real property and improvements now located within the Valley Forge Site. Prior to the sale, Keene operated a manufacturing facility on the real property and may have used friable asbestos, the substance which gives rise to the claim at the Valley Forge Site.

On December 30, 2002, the United States District Court for the Southern District of New York approved and entered a Consent Decree agreed upon by the United States and the Company settling the claims asserted by the National Park Service against the Company. The United States and the Company stipulated that the EPA will not seek reimbursement of its response costs with respect to the Valley Forge Site and that the Company's claim for a declaratory judgement with respect to those costs may be dismissed with prejudice.

Under the terms of the Consent Decree, the Company was obligated to pay $500,000 to the Department of the Interior. In return, the Company has received from the United States a covenant not to sue, subject to certain limited exceptions, for claims under CERCLA Sections 106, 107 and 113 and RCRA Section 7003 relating to the Site. The payment to the Department of the Interior was made on January 23, 2003.

In September 2002, in accordance with SFAS No. 5, Accounting for Contingencies, the Company had recorded a reserve of $500,000 for the estimated cost to conclude this matter. These costs were included in the December 31, 2002 balance sheet as a component of "Accrued Expenses."

Pursuant to the Consent Decree and CERCLA Section 113(f)(2), the Company's settlement with the United States bars any other party from asserting claims for contribution for any response costs incurred with respect to the Valley Forge Site by the United States, any State or other governmental entity, or any other party.

With respect to the Casmalia Site, on August 11, 2000, the EPA notified the Company that it is a PRP by virtue of waste materials deposited at the site. The EPA has designated the Company as a "de minimis" waste generator at this site, based on the amount of waste at the Casmalia Site attributed to the Company. The Company is not currently a party to any litigation concerning the Casmalia Site, and based on currently available data, the Company believes that the Casmalia Site is not likely to have a material adverse impact on the Company's consolidated financial position or results of operations.

The Company is involved in various other claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material effect on the Company's financial position, results of operations, or liquidity.

Forward Looking Statements

This Annual Report contains statements which, to the extent that they are not recitations of historical fact, constitute "forward looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act") and Section 21E of the Securities Exchange Act of 1934 (the "Exchange Act"). The words "estimate," "anticipate," "project," "intend," "expect," and similar expressions are intended to identify forward looking statements. All forward looking statements involve risks and uncertainties, including, without limitation, statements and assumptions with respect to future revenues, program performance and cash flow. Readers are cautioned not to place undue reliance on these forward looking statements which speak only as of the date of this Annual Report. The Company does not undertake any obligation to publicly release any revisions to these forward looking statements to reflect events, circumstances or changes in expectations after the date of this Annual Report, or to reflect the occurrence of unanticipated events. The forward looking statements in this document are intended to be subject to safe harbor protection provided by Sections 27A of the Securities Act and 21E of the Exchange Act.

CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in thousands, except for per share data)	*Years ended December 31,* 2002	2001	2000
Net sales	$ 59,042	48,947	49,287
Cost of sales	40,821	35,807	34,498
Gross profit	18,221	13,140	14,789
Selling, general and administrative expenses	11,243	10,710	9,425
Write-down of long-lived assets	-	5,351	-
Operating income (loss)	6,978	(2,921)	5,364
Gain on sale of asset	-	-	962
Interest expense, net	(320)	(532)	(529)
Income (loss) before income taxes	6,658	(3,453)	5,797
Income taxes	2,506	270	2,280
Net income (loss)	$ 4,152	(3,723)	3,517
Earnings (loss) per share:			
Basic	$1.56	(1.40)	1.32
Diluted	$1.55	(1.40)	1.31
Weighted average common shares outstanding:			
Basic	2,660	2,658	2,658
Diluted	2,681	2,658	2,695

See accompanying notes to consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands, except per share data)	*December 31, 2002*	*December 31, 2001*
ASSETS		
Current assets:		
Cash and cash equivalents	$ 3,037	4,105
Accounts receivable (less allowance for doubtful accounts of $73 and $166, respectively)	9,977	5,596
Inventories	5,938	6,275
Prepaid expenses and other current assets	2,479	2,499
Total current assets	21,431	18,475
Property and equipment, at cost	19,742	17,570
Less accumulated depreciation and amortization	8,435	7,006
Net property and equipment	11,307	10,564
Goodwill	3,786	3,786
Other assets	210	204
	$36,734	33,029
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Borrowings under line of credit	$ 3,000	-
Accounts payable	4,127	2,389
Accrued expenses	3,660	1,687
Current installments of long term debt	149	3,418
Total current liabilities	10,936	7,494
Long-term debt, less current installments	124	6,280
Long-term pension liability	5,596	3,899
Other long-term liabilities	276	279
Commitments and contingencies	-	-
Stockholders' equity:		
Preferred stock – Authorized: 250,000 shares		
Issued and outstanding: None	-	-
Common stock, $0.01 par value:		
Authorized: 4,750,000 shares		
Issued and outstanding: 2,659,812 and 2,416,722, respectively	27	24
Additional paid-in capital	21,213	17,514
Retained earnings	4,873	2,655
Accumulated other comprehensive loss	(6,311)	(5,116)
Net stockholders' equity	19,802	15,077
	$36,734	33,029

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows

(Amounts in thousands)	*Years ended December 31,* 2002	2001	2000
Cash flows from operating activities:			
Net income (loss)	$4,152	(3,723)	3,517
Adjustments to reconcile net income (loss) to net cash provided by operating activities (net of effects of acquisitions):			
Depreciation and amortization	1,617	1,658	1,501
Additions to paid-in capital resulting from tax benefits	1,756	-	1,813
Write-down of long-lived assets	-	5,351	-
Changes in assets and liabilities:			
Accounts receivable, net	(4,381)	1,639	538
Inventories	337	18	320
Note receivable	-	1,000	(1,000)
Prepaid expenses and other current assets	20	(446)	(544)
Accounts payable	1,738	(116)	(1,581)
Accrued expenses	1,973	(1,891)	(277)
Other, net	46	33	(100)
Net cash provided by operating activities	7,258	3,523	4,187
Cash flows from investing activities:			
Acquisitions	-	(2,645)	(15,200)
Capital expenditures	(2,465)	(2,377)	(1,355)
Proceeds from sale of assets	105	1,256	945
Net cash used in investing activities	(2,360)	(3,766)	(15,610)
Cash flows from financing activities:			
Proceeds from long term debt	-	-	11,000
Repayment of long term debt	(9,425)	(2,327)	(1,129)
Borrowings against line of credit	7,221	-	-
Repayments on line of credit	(4,221)	-	-
Dividends paid	(6)	(9)	(8)
Net cash provided by (used in) financing activities	(6,431)	(2,336)	9,863
Effect of exchange rate changes on cash	465	(437)	(738)
Net decrease in cash and cash equivalents	(1,068)	(3,016)	(2,298)
Cash and cash equivalents at beginning of year	4,105	7,121	9,419
Cash and cash equivalents at end of year	$3,037	4,105	7,121
Supplementary disclosures of cash flow information - Cash paid during the year for:			
Income taxes	$ 352	394	771
Interest	$ 272	867	493

See accompanying notes to consolidated financial statements.

Consolidated Statements of Stockholders' Equity and Comprehensive Income

(Amounts in thousands, except share data)	*Preferred Shares*	Common stock $0.01 par value *Class A Shares*	*Amount*
Balance, December 31, 1999	-	1,998,956	$20
Net income		-	-
Additions to paid-in capital resulting from tax benefits		-	-
10% stock dividend		199,102	2
Increase in additional pension liability in excess of unrecognized prior service cost		-	-
Foreign currency translation adjustment		-	-
Comprehensive income			
Balance, December 31, 2000	-	2,198,058	$22
Net loss		-	-
10% stock dividend		218,664	2
Increase in additional pension liability in excess of unrecognized prior service cost		-	-
Foreign currency translation adjustment		-	-
Comprehensive loss			
Balance, December 31, 2001	-	2,416,722	$24
Net income		-	-
10% stock dividend		240,933	3
Shares issued in conjunction with Directors Deferred Stock Plan		2,157	-
Additions to paid-in capital resulting from tax benefits		-	-
Increase in additional pension liability in excess of unrecognized prior service cost		-	-
Foreign currency translation adjustment		-	-
Comprehensive income			
Balance, December 31, 2002	-	2,659,812	$27

See accompanying notes to consolidated financial statements.

		Comprehensive Income (Loss)		
Additional paid-in capital	*Retained earnings*	*Accumulated other comprehensive loss*	*Total comprehensive income(loss)*	*Net stockholders' equity*
$12,328	$6,255	$ (180)		$18,423
-	3,517	-	3,517	3,517
1,813	-	-	-	1,813
1,790	(1,800)	-	-	(8)
-	-	(102)	(102)	(102)
-	-	(738)	(738)	(738)
			2,677	
$15,931	$7,972	$(1,020)		$22,905
-	(3,723)	-	(3,723)	(3,723)
1,583	(1,594)	-	-	(9)
-	-	(3,659)	(3,659)	(3,659)
-	-	(437)	(437)	(437)
			(7,819)	
$17,514	$2,655	$(5,116)		$15,077
-	4,152	-	4,152	4,152
1,925	(1,934)	-	-	(6)
18	-	-	-	18
1,756	-	-	-	1,756
-	-	(1,660)	(1,660)	(1,660)
-	-	465	465	465
			2,957	
$21,213	$4,873	$(6,311)		$19,802

Notes to Consolidated Financial Statements
December 31, 2002

1 Organization

Description of Business Reinhold Industries, Inc. (Reinhold or the Company) is a manufacturer of advanced custom composite components, sheet molding compounds and rubber rollers for a variety of applications in the United States and Europe. Reinhold derives revenues from the defense, aerospace, printing and other commercial industries.

Chapter 11 Reorganization Reinhold was acquired by Keene Corporation (Keene) in 1984 and operated as a division of Keene until 1990, when Reinhold was incorporated in the state of Delaware as a wholly owned subsidiary of Keene.

On December 3, 1993, Keene filed a voluntary petition for relief under Chapter 11 of Title 11 of the United States Code (the Bankruptcy Code) in the United States Bankruptcy Court (Bankruptcy Court). Keene's Chapter 11 filing came as a direct result of the demands on Keene of thousands of asbestos-related lawsuits which named Keene as a party.

On July 31, 1996 (the Effective Date), Keene consummated its Plan of Reorganization under the Bankruptcy Code (the Plan) and emerged from bankruptcy. On the Effective Date, Reinhold was merged into and with Keene, with Keene becoming the surviving corporation. Pursuant to the merger, all of the issued and outstanding capital stock of Reinhold was canceled. Keene, as the surviving corporation of the merger, was renamed Reinhold.

On the Effective Date, Reinhold issued 1,998,956 shares of Common Stock, of which 1,020,000 of Class B Common Stock was issued to the Trustees of a Creditors' Trust (the Creditors' Trust) set up to administer Keene's asbestos claims. The remaining 978,956 shares of Class A Common Stock were issued to Keene's former stockholders as of record date, June 30, 1996. All of Keene's previous outstanding Common Stock was canceled.

The payments and distributions made to the Creditors' Trust pursuant to the terms and conditions of the Plan were made in complete satisfaction, release and discharge of all claims and demands against, liabilities of, liens on, obligations of and interest in Reinhold (Reorganized Company).

On May 21, 1999, pursuant to a Stock Purchase Agreement, dated May 18, 1999, between the Creditors' Trust, the holder of all of the outstanding shares of the Class B Common Stock of the Company and Reinhold Enterprises, Inc., a newly formed Indiana corporation ("REI"), the Creditors' Trust sold 997,475 shares of Class B Common Stock owned by it to certain purchasers designated by REI (the "Purchasers"). These shares represent approximately 49.9% of the outstanding common stock of the Company.

2 Summary of Significant Accounting Policies and Practices

Critical Accounting Policies The Company's consolidated financial statements and related public financial information are based on the application of generally accepted accounting principles ("GAAP"). GAAP requires the use of estimates, assumptions, judgments and subjective interpretations of accounting principles that have an impact on the assets, liabilities, revenue and expense amounts reported. These estimates can also affect supplemental information contained in the external disclosures of the Company including information regarding contingencies, risk and financial condition. The Company believes its use of estimates and underlying accounting assumptions adhere to generally accepted accounting principles and are consistently and conservatively applied. Valuations based on estimates are reviewed for reasonableness and conservatism on a consistent basis throughout the Company. Primary areas where financial information of the Company is subject to the use of estimates, assumptions and the application of judgment include revenues, receivables, inventories, acquisitions, valuation of long-lived and intangible assets, pension and post-retirement benefits, the realizability of deferred tax assets, and foreign exchange translation. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. Actual results may differ materially from these estimates under different assumptions or conditions.

Revenue Recognition and Allowances for Doubtful Accounts The Company recognizes revenue when title and risk of ownership have passed to the buyer. Allowances for doubtful accounts are estimated based on estimates of losses related to customer receivable balances. Estimates are developed by using standard quantitative measures based on historical losses, adjusting for current economic conditions and, in some cases, evaluating specific customer accounts for risk of loss. The establishment of reserves requires the use of judgment and assumptions regarding the potential for losses on receivable balances. Though the Company considers these balances adequate and proper, changes in economic conditions in specific markets in which the Company operates could have a material effect on reserve balances required.

Inventories We value our inventories at lower of cost or market. Cost is determined by the first-in, first-out (FIFO) method, including material, labor and factory overhead. The Company writes down its inventory for estimated obsolescence equal to the cost of the inventory. Product obsolescence may be caused by shelf-life expiration, discontinuance of a product line, replacement products in the marketplace or other competitive situations.

Fair Value of Assets Acquired and Liabilities Assumed in Purchase Combinations The purchase combinations carried out by us require management to estimate the fair value of the assets acquired and liabilities assumed in the combinations. These estimates of fair value are based on our business plan for the entities acquired including planned redundancies, restructuring, use of assets acquired and assumptions as to the ultimate resolution of obligations assumed for which no future benefit will be received. Should actual use of assets or resolution of obligations differ from our estimates, revisions to the estimated fair values would be required. If a change in estimate occurs after one year of the acquisition, the change would be recorded in our statement of operations.

Pensions and Post Retirement Benefits The valuation of the Company's pension and other post-retirement plans requires the use of assumptions and estimates that are used to develop actuarial valuations of expenses and assets/liabilities. These assumptions include discount rates, investment returns, projected salary increases and benefits, and mortality rates. The actuarial assumptions used in the Company's pension reporting are reviewed annually and compared with external benchmarks to assure that they accurately account for our future pension obligations. Changes in assumptions and future investment returns could potentially have a material impact on the Company's pension expenses and related funding requirements.

Valuation of Long-lived and Intangible Assets In accordance with SFAS No. 142 and SFAS No. 144, we assess the fair value and recoverability of our long-lived assets, including goodwill, whenever events and circumstances indicate the carrying value of an asset may not be recoverable from estimated future cash flows expected to result from its use and eventual disposition. In doing so, we make assumptions and estimates regarding future cash flows and other factors to make our determination. The fair value of our long-lived assets and goodwill is dependent upon the forecasted performance of our business and the overall economic environment. When we determine that the carrying value of our long-lived assets and goodwill may not be recoverable, we measure any impairment based upon a forecasted discounted cash flow method. If these forecasts are not met, we may have to record additional impairment charges not previously recognized.

During 2001, we performed an assessment of the goodwill related to our acquisition of Bingham, pursuant to SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." As a result, we recorded a charge of $4.0 million during the third quarter of 2001 to reduce goodwill associated with the purchase of Bingham. The charge was based on the amount by which the carrying amount of these assets exceeded their fair value.

Income Taxes We recognize deferred tax assets and liabilities based on the differences between the financial statement carrying amounts and the tax bases of assets and liabilities. We regularly review our deferred tax assets for recoverability and establish a valuation allowance based upon historical losses, projected future taxable income and the expected timing of the reversals of existing temporary differences.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS *(cont'd)*

Cumulative Foreign Exchange Translation Accounting In preparing our consolidated financial statements, we are required to translate the financial statements of NP Aerospace from the currency in which they keep their accounting records, the British Pound Sterling, into United States dollars. This process results in exchange gains and losses which are either included within the statement of operations or as a separate part of our net equity under the caption "foreign currency translation adjustment."

Under the relevant accounting guidance, the treatment of these translation gains or losses is dependent upon management's determination of the functional currency of NP Aerospace. Generally, the currency in which the subsidiary transacts a majority of its transactions, including billings, financing, payroll and other expenditures would be considered the functional currency but any dependency upon the parent and the nature of the subsidiary's operations must also be considered.

If any subsidiary's functional currency is deemed to be the local currency, then any gain or loss associated with the translation of that subsidiary's financial statements is included in cumulative translation adjustments. However, if the functional currency is deemed to be the United States dollar then any gain or loss associated with the translation of these financial statements would be included within our statement of operations.

Based on our assessment of the factors discussed above, we consider NP Aerospace's local currency to be the functional currency. Accordingly, we recorded foreign currency translation gains of approximately $465,000 and foreign currency losses of approximately $437,000 that were included as part of "accumulated other comprehensive loss" within our balance sheet at December 31, 2002 and 2001, respectively.

Environmental Liabilities With respect to outstanding actions that are in preliminary procedural stages, as well as any actions that may be filed in the future, insufficient information exists upon which judgments can be made as to the validity or ultimate disposition of such actions, thereby making it difficult to reasonably estimate what, if any, potential liability or costs may be incurred. Accordingly, no estimate of future liability has been included for such claims. See Note 9 of the accompanying consolidated financial statements for additional discussion of legal proceedings.

PRINCIPLES OF CONSOLIDATION The accompanying consolidated financial statements include the accounts of Reinhold and its wholly owned subsidiaries NP Aerospace and Bingham. All material intercompany accounts and transactions have been eliminated in consolidation.

CASH AND CASH EQUIVALENTS The Company considers cash in banks, commercial paper, demand notes, and similar short-term investments purchased with maturities of less than three months as cash and cash equivalents for the purpose of the statements of cash flows.

Cash and cash equivalents consist of the following (in thousands):

	December 31, 2002	*December 31, 2001*
Cash in banks	$2,155	2,138
Money market funds	882	1,967
Total	$3,037	4,105

INVENTORIES Inventories are stated at the lower of cost or market on a first-in, first-out (FIFO) basis. Inventoried costs relating to long-term contracts and programs are stated at the actual production costs, including factory overhead, initial tooling, and other related non-recurring costs incurred to date, reduced by amounts related to revenue recognized on units delivered. The components of inventory are as follows (in thousands):

	December 31, 2002	*December 31, 2001*
Raw material	$4,625	$4,557
Work-in-process	874	919
Finished goods	439	799
Total	$ 5,938	$ 6,275

ACCOUNTING FOR GOVERNMENT CONTRACTS Substantially all of the Company's government contracts are firm fixed price. Sales and cost of sales on such contracts are recorded as units are delivered. Estimates of cost to complete are reviewed and revised periodically throughout the contract term, and adjustments to profit resulting from such revisions are recorded in the accounting period in which the revisions are made. Losses on contracts are recorded in full as they are identified.

Amounts billed to contractors of the U.S. Government included in accounts receivable at December 31, 2002 and 2001 were $2,218,000 and $1,010,000, respectively.

PROPERTY AND EQUIPMENT The Company depreciates property and equipment principally on a straight-line basis based over estimated useful lives. Leasehold improvements are amortized straight-line over the shorter of the lease term or estimated useful life of the asset.

Property and equipment, at cost, consists of the following (in thousands):

	Useful Life	*December 31, 2002*	*December 31, 2001*
Land	-	$635	1,283
Buildings	10-40 years	2,068	1,429
Leasehold improvements	5-15 years	3,891	2,459
Machinery and equipment	5-25 years	11,744	10,814
Furniture and fixtures	3-10 years	1,333	1,226
Construction in process	-	71	359
		19,742	17,570
Less accumulated depreciation and amortization		8,435	7,006
		$11,307	10,564

When property is sold or otherwise disposed of, the asset cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is included in the statement of operations.

Maintenance and repairs are expensed as incurred. Improvements which significantly increase the useful life of the asset are capitalized.

Notes to Consolidated Financial Statements *(cont'd)*

Note Receivable On December 29, 2000, the Company sold their undeveloped land to Paragon Santa Anita LLC for a net gain of $962,000. The selling price for the property was $2,050,000 with $1,050,000 paid in cash at closing. Additional consideration consisted of a 9% note receivable due in one year in the amount of $1,000,000. The note was secured by the land. The note was paid in full in December 2001.

Goodwill Prior to January 1, 2002, goodwill was amortized on a straight-line basis over 10 - 40 years. The gross amount of goodwill and related accumulated amortization at both December 31, 2002 and 2001 amounted to $8,921,000 and $5,135,000, respectively. In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 142 "Goodwill and Other Intangible Assets." SFAS No. 142, effective for the Company January 1, 2002, addresses the initial recognition and measurement of goodwill and other intangible assets acquired in a business combination. Goodwill and other intangible assets with indefinite lives are no longer amortized but instead subject to impairment tests at least annually. In September 2001, the Company determined that the estimated future undiscounted operating cash flows of the remaining Bingham operations were less than the carrying amount of Bingham's remaining long-lived assets. Based on its evaluation, the Company determined Bingham's long-lived assets, with a carrying value of $10.7 million, were impaired and wrote them down by $4.0 million to their estimated fair value. This write-down was charged to goodwill. Fair value was based on estimated discounted future operating cash flows of the Bingham operations.

In accordance with SFAS No. 142, the Company performed the first part of the two-step goodwill impairment test. For each of the Company's reporting units for which goodwill was recorded, the Company determined that the fair value exceeded the carrying amount at December 31, 2002. As a result, the second step of the impairment test was not required.

Acquired Businesses On March 9, 2000, Reinhold, through its wholly-owned subsidiary, Samuel Bingham Enterprises, Inc., an Indiana corporation, purchased substantially all of the assets, including real, personal and intellectual properties, and assumed certain liabilities of Samuel Bingham Company, an industrial and graphic arts roller manufacturing and supplying business, headquartered in Bloomingdale, Illinois ("Bingham").

The purchase price paid was $14,742,000 plus out-of-pocket expenses of $406,000. Prior to January 1, 2002, the cost in excess of fair value of net assets was amortized on a straight-line basis over forty years. A source of funds for the purchase price was a five-year term loan with the Bank of America for $11,000,000 with the balance being paid from cash on hand.

The acquisition of Bingham has been accounted for by the purchase method and, accordingly, the results of operations have been included in the consolidated financial statements from the date of acquisition.

The purchase price has been allocated to net identifiable assets acquired as follows (in thousands):

	Bingham
Working capital	$3,362
Fixed assets	6,231
Net identifiable assets	9,593
Purchase price (including deferred consideration)	15,148
Goodwill	$5,555

The pro forma unaudited results of operations for the year ended December 31, 2000, assuming consummation of the purchase as of January 1, 2000 are as follows (in thousands, except earnings per share data):

Net sales	$ 53,613
Net income	$ 3,749
Earnings per share - basic	$1.41
Earnings per share – diluted	$1.39

On April 20, 2001, Reinhold, purchased certain assets and assumed certain liabilities of Edler Industries, Inc. ("Edler"). Edler is a manufacturer of structural and ablative composite components mainly for subcontractors of the U.S. defense industry. The operation has been renamed the "Thermal Insulation" division of Reinhold. The purchase price was $2.6 million consisting of $1.6 million cash paid at closing and a $1.0 million, 8% interest bearing note paid in September 2001. The acquisition has been accounted for by the purchase method and, accordingly, the results of operations have been included in the consolidated financial statements from the date of acquisition. Prior to January 1, 2002, the cost in excess of fair value of net assets was amortized on a straight-line basis over twenty years.

INCOME TAXES The Company accounts for income taxes under the asset and liability method whereby deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. As more fully described in note 3 of notes to consolidated financial statements, income tax benefits realized from temporary differences and operating loss carry forwards prior to the chapter 11 reorganization described above are recorded directly to additional paid-in capital.

EARNINGS PER COMMON SHARE The Company presents basic and diluted earnings per share ("EPS"). Basic EPS includes no dilution and is computed by dividing income available to common stockholders by the weighted average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution from securities that could share in the earnings of the Company. Basic and diluted EPS reflect changes in the number of shares resulting from the Company's 10% stock dividend (see note 5).

The reconciliations of basic and diluted weighted average shares are as follows:

	Years ended December 31,		
	2002	*2001*	*2000*
Net income (loss)	$4,152	(3,723)	3,517
Weighted average shares used in basic computation	2,660	2,658	2,658
Dilutive stock options	20	-	37
Shares to be issued - Directors Deferred Stock Plan	1	-	-
Weighted average shares used for diluted calculation	2,681	2,658	2,695

Anti-dilutive stock options excluded from the diluted calculation were approximately 198,000, 204,600, and 149,000 at December 31, 2002, 2001 and 2000, respectively.

ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS) Other comprehensive loss refers to revenues, expenses, gains and losses that under accounting principles generally accepted in the United States are included in comprehensive income (loss) but excluded from net income (loss) as those amounts are recorded directly as an adjustment to stockholders' equity, net of tax. The Company's other comprehensive loss is composed of changes in the additional pension liability in

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS *(cont'd)*

excess of unrecognized prior service cost and foreign currency translation adjustments. The accumulated balance of additional pension liability in excess of unrecognized prior service cost and foreign currency translation losses at December 31, 2002 and 2001 is $5,421,000 and $3,761,000, and $890,000 and $1,355,000, respectively.

STOCK OPTION PLAN The Company accounts for its stock-based compensation in accordance with Accounting Principles Board Opinion No. 25 "Accounting for Stock Issued to Employees" (APB 25), and has adopted the disclosure-only alternative of SFAS No. 123 "Accounting For Stock-Based Compensation" (SFAS 123), as amended.

The following table illustrates the effect on net income and earnings per share had compensation expense for the employee stock-based plans been recorded based on the fair value method under SFAS 123:

		Years ended December 31,	
	2002	*2001*	*2000*
Net income (loss) as reported	$4,152	($3,723)	$3,517
Deduct, Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(134)	(280)	(281)
Net income (loss), as adjusted	$4,018	($4,003)	$3,236
Earnings (loss) per share:			
Basic - as reported	$1.56	($1.40)	$1.32
Basic - as adjusted	$1.51	($1.51)	$1.22
Diluted - as reported	$1.55	($1.40)	$1.31
Diluted - as adjusted	$1.50	($1.51)	$1.20

PENSION AND OTHER POSTRETIREMENT PLANS The Company has three defined benefit pension plans and a 401(k) retirement and profit sharing plan covering substantially all of its employees. The benefits for the Samuel Bingham Company Employees' Retirement Plan and the Samuel Bingham Company Hourly Employees' Pension Plan are based on years of service multiplied by a fixed monthly benefit. The Reinhold Industries, Inc. Retirement Plan benefits are based on years of service and the employee's compensation during the last years of service before retirement. The cost of these programs is being funded currently.

On January 1, 2002, the Company established the Reinhold Industries, Inc. 401(k) Plan covering both Reinhold and Bingham employees who have completed six months of service and attained 21 years of age. Employees may make contributions to the Plan up to the maximum limitations prescribed by the Internal Revenue Service. The Company may, at its sole discretion, contribute and allocate to each eligible participant, a percentage of the participant's elective deferral. Matching contributions, if any, shall be determined as of the end of the Plan year. The matching contribution vests to the employee on a straight-line basis over five years and is fully vested at the end of the employees' fifth year of service.

IMPAIRMENT OF LONG-LIVED ASSETS AND LONG-LIVED ASSETS TO BE DISPOSED OF The Company accounts for long lived assets and certain intangibles including goodwill at amortized cost. Goodwill is tested for impairment in accordance with SFAS No. 142 and all other long-lived assets are tested for impairment in accordance with SFAS No. 144. As part of an ongoing review of the valuation and amortization of long-lived assets, management assesses the carrying value of such assets, if facts and circumstances suggest that they may be impaired. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value, less costs to sell.

In 2001, the Company recorded a charge of approximately $5.4 million to write-down long-lived assets associated with the Bingham operating segment. Included in the $5.4 million charge was approximately $1.3 million write-down of fixed assets related to the seven manufacturing and administrative locations of Bingham that were closed or were in the process of being closed. The fixed assets were written down to their estimated fair value which was determined based on the proceeds received and estimated to be received from the sales of the respective facilities. The sales of these facilities were completed prior to December 31, 2002.

In 2001, the Company determined that the estimated future undiscounted operating cash flows of the remaining Bingham operations were less than the carrying amount of Bingham's remaining long-lived assets. Based on its evaluation, the Company determined Bingham's long-lived assets, with a carrying value of $10.7 million, were impaired and wrote them down by approximately $4.0 million to their estimated fair value. This write-down was charged to goodwill. Fair value was based on estimated discounted future operating cash flows of Bingham.

Fair Value of Financial Instruments The carrying amounts of the following financial instruments approximate fair value because of the short maturity of those instruments: cash and cash equivalents, accounts receivable, prepaid expenses and other current assets, other assets, accounts payable, accrued expenses and current installments of long term debt. The long term debt bears interest at a variable market rate, and thus has a carrying amount that approximates fair value.

Foreign Currency The reporting currency of the Company is the United States dollar. The functional currency of NP Aerospace is the UK pound sterling. For consolidation purposes, the assets and liabilities of the Company's subsidiary are translated at the exchange rate in effect at the balance sheet date. The consolidated statements of earnings are translated at the average exchange rate in effect for the years.

Reclassifications Certain amounts in the prior years consolidated financial statements have been reclassified to conform with the current year presentation.

Shipping and Handling Costs Shipping and handling costs are included in cost of sales.

Research and Development Research and development expenditures were approximately $314,000, $348,000 and $327,000 for the years ended December 31, 2002, 2001 and 2000, respectively.

Labor Subject to Collective Bargaining Agreements Approximately 56 of the employees at NP Aerospace in Coventry, England are represented by a labor union. Certain Bingham employees, approximately 32, located in San Leandro, California, Searcy, Arkansas and Blacklick, Pennsylvania are also represented by a labor union. Reinhold believes its workforce to be relatively stable and considers its employee relations to be excellent.

Raw Materials and Purchased Components The principal raw materials for composite fabrication include pre-impregnated fiber cloth (made of carbon, graphite, aramid or fiberglass fibers which have been heat-treated), molding compounds, resins (phenolic and epoxy), hardware, adhesives and solvents. No significant supply problems have been encountered in recent years. Reinhold uses PAN (polyacrylonitrile) and rayon in the manufacture of composites. However, the supply of rayon used to make carbon fiber cloth typically used in ablative composites is highly dependent upon the qualification of the rayon supplier by the United States Department of Defense. A major supplier has ceased production of the rayon used in Reinhold's ablative products. This could have an effect on the rayon supply in the coming years. Also, a European company has become the world's sole supplier of graphite and carbon, which is used in Reinhold's ablative applications. At this time, Reinhold cannot determine if there will be any significant impact on price or supply.

Recent Accounting Pronouncements In June 2001, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards ("SFAS") No. 141 "Business Combinations" and No. 142 "Goodwill and Other Intangible Assets". SFAS No. 141 addresses financial accounting and reporting for business combinations and requires all business combinations to be accounted for using the purchase method. SFAS No.

141 is effective for any business combinations initiated after June 30, 2001. SFAS No. 142, effective for the Company January 1, 2002, addresses the initial recognition and measurement of goodwill and other intangible assets acquired in a business combination. Goodwill and other intangible assets with indefinite lives will no longer be amortized but instead subject to impairment tests at least annually. The impairment test is comprised of two parts. The first step compares the fair value of a reporting unit with its carrying amount, including goodwill. If the carrying amount exceeds the fair value of the reporting unit, the second step of the goodwill impairment test must be performed. The second step compares the implied fair value of the reporting unit's goodwill with the respective carrying amount in order to determine the amount of impairment loss, if any. In accordance with SFAS No. 142, the Company performed the first part of the two-step goodwill impairment test. For each of the Company's reporting units for which goodwill was recorded, the Company determined that the fair value exceeded the carrying amount at December 31, 2002. As a result, the second step of the impairment test was not required.

Under SFAS No. 142, the Company discontinued amortization of its goodwill beginning January 1, 2002, which resulted in reduced expense of approximately $202,000 (net of related tax effects) in fiscal 2002.

A reconciliation of net income (loss) and earnings per share for periods prior to the adoption of SFAS No. 142 is as follows (in thousands, except per share data):

		Years ended December 31,	
	2002	*2001*	*2000*
Net income (loss), as reported	$4,152	(3,723)	3,517
Impact of adoption of SFAS 142 (net of related tax effects)	-	311	164
Net income (loss), as adjusted	$4,152	(3,412)	3,681
Earnings (loss) per share, as adjusted:			
Basic	$1.56	(1.28)	1.38
Diluted	$1.55	(1.28)	1.37

The gross amount of goodwill and related accumulated amortization at both December 31, 2002 and 2001 amounted to $8,921,000 and $5,135,000, respectively.

In August 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets". SFAS 144, effective for the Company January 1, 2002, supersedes FASB Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," and the accounting and reporting provisions of APB Opinion No. 30, "Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions," for the disposal of a segment of a business (as previously defined in that opinion). SFAS No. 144 requires that one accounting model be used for long-lived assets to be disposed of by sale, whether previously held and used or newly acquired, and broadens the presentation of discontinued operations to include more disposal transactions than were included under the previous standards. The impact of adopting SFAS No. 144 was immaterial to the Company's financial position and results of operations.

In June 2002, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." SFAS No. 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred rather than the date an entity commits to an exit plan. Additionally, it establishes that fair value is the objective for the initial measurement of the liability. The provisions of SFAS No. 146 are effective for exit or disposal activities that are initiated after December 31, 2002. The Company does not believe that the adoption of SFAS No. 146 will have a material effect on its consolidated financial position or results of operations.

In December 2002, , the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure," which amends SFAS No. 123, "Accounting for Stock Based Compensation", to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation and amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The provisions of SFAS No. 148 are effective for financial statements for years ending after December 15, 2002. The disclosure provisions of SFAS No. 148 have been adopted by the Company. The Company has elected to continue to apply the intrinsic value method of accounting as prescribed by Accounting Principles Board Opinion (APB) No. 25, "Accounting for Stock Issued to Employees," to account for employee stock options.

3 Income Taxes

The income tax provision consists of (in thousands):

	Years ended December 31,		
	2002	2001	2000
Federal	$1,529	43	1,564
State	493	15	372
Foreign	484	212	344
Total	$2,506	270	2,280

The income tax expense differed from the amounts computed by applying the U.S. Federal income tax rate of 34% to pretax income as a result of the following (in thousands):

	Years ended December 31,		
	2002	2001	2000
Taxes at statutory Federal rate	$2,264	(1,086)	1,971
State taxes, net of Federal tax benefits	325	10	245
Rate difference on foreign income	(65)	88	(46)
Non-deductible expenses	43	82	57
Change in valuation allowance	-	1,183	-
Other	(61)	(7)	53
Total provision for income tax expense	$2,506	270	2,280

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS *(cont'd)*

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are presented below:

	December 31, 2002	*December 31, 2001*
Deferred tax assets:		
Adjustments from quasi-reorganization	$ 634	634
Asset impairment	1,104	1,649
Net operating loss carryforwards	7,194	8,713
Inventory reserves	205	378
Other reserves	528	337
Total gross deferred tax assets	9,665	11,711
Less valuation allowance	(8,995)	(10,857)
Net deferred tax assets	(670)	(854)
Deferred tax liabilities:		
Pension	(670)	(854)
Depreciation	-	-
Total gross deferred tax liabilities	(670)	(854)
Net deferred tax assets	$ -	-

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Based on the level of historical taxable income and projections of future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not the Company will not realize the benefits of these deductible differences at December 31, 2002.

At December 31, 2002 and 2001, the Company had generated net operating loss carryforwards for Federal income tax purposes of approximately $21,158,000 and $25,628,000, respectively. At December 31, 2001, the Company's net operating loss carryforwards for State income tax purposes have expired. The Company may utilize the Federal net operating losses by carrying them forward to offset future Federal taxable income, if any, through 2011. Benefits realized from loss carryforwards and deductible temporary differences arising prior to the reorganization have been recorded directly to additional paid-in capital. Such benefits amounted to $1,756,000 in 2002 and zero in 2001.

Pursuant to the Plan, Keene (predecessor company) transferred certain assets on July 31, 1996 to the Creditors' Trust. Certain assets at the date of transfer were not capable of being valued until the resolution of pending litigation. The Company anticipates a future tax benefit; however, since the value of certain assets is not currently quantifiable and the extent of any potential benefit resultant upon the transfer of the assets is not estimable, the Company has not disclosed nor recorded a deferred tax benefit in the accompanying consolidated financial statements.

4 Long Term Debt

On March 9, 2000, the Company borrowed $11,000,000 from Bank of America to fund a portion of the purchase consideration due to Samuel Bingham Company. The principal portion of the loan was payable in twenty successive quarterly installments beginning June 30, 2000. Interest was payable quarterly at a rate which approximated LIBOR plus 1.75% and was secured by all financial assets of the Company.

On March 20, 2002, the Company entered into a one year $10,000,000 revolving credit facility with LaSalle Bank National Association ("LaSalle"). Interest is at a rate which approximates LIBOR plus 2.50% (3.90% at December 31, 2002) and is secured by all financial assets of the Company. The credit agreement with LaSalle is subject to various financial covenants to which the Company must comply. The covenants require the Company to maintain certain ratios of profitability, cash flow, total outstanding debt, minimum net worth and limits on capital expenditures. As of December 31, 2002, the Company was in compliance with all applicable covenants.

On March 21, 2002, the Company received $7,200,000 from LaSalle against this credit facility. The proceeds from the credit facility and additional cash on hand were used to extinguish all outstanding debt with B of A.

The outstanding balance with LaSalle was $3,000,000 at December 31, 2002.

At December 31, 2002, maturities of long term debt were as follows (in thousands):

	Obligations under capital leases
2003	$ 168
2004	101
2005	31
2006	-
	300
Less amount representing interest	27
Present value of minimum lease payments	$ 273

5 Stockholders' Equity

On May 10, 2000, the Board of Directors approved the distribution of a 10% stock dividend payable to stockholders of record on July 11, 2000, where an additional 199,102 shares were issued on July 28, 2000.

On May 8, 2001, the Board of Directors approved the distribution of a 10% stock dividend payable to stockholders of record on July 13, 2001, where an additional 218,664 shares were issued on July 31, 2001.

On May 1, 2002, the Board of Directors approved the distribution of a 10% stock dividend payable to stockholders of record on May 31, 2002, where an additional 240,933 shares were issued on June 21, 2002. All common stock information and earnings per share computations for all periods presented have been adjusted for the dividends.

Notes to Consolidated Financial Statements *(cont'd)*

6 Stock Options

Stock Incentive Plan Stock Incentive Plan On July 31, 1996, the Company established the Reinhold Stock Incentive Plan for key employees. The Reinhold Stock Incentive Plan permits the grant of stock options, stock appreciation rights and restricted stock. The total number of shares of stock subject to issuance under the Reinhold Stock Incentive Plan may not exceed 100,000. The maximum number of shares of stock with respect to which options or stock appreciation rights may be granted to any eligible employee during the term of the Reinhold Stock Incentive Plan may not exceed 10,000. The shares to be delivered under the Reinhold Stock Incentive Plan may consist of authorized but unissued stock or treasury stock, not reserved for any other purpose. The Plan provides that the options are exercisable based on vesting schedules, provided that in no event shall such options vest more rapidly than 33 1/3 % annually. The options expire no later than ten years from the date of grant.

On June 3, 1999, the Board of Directors approved and adopted the Reinhold Industries, Inc. Stock Option Agreement by and between the Company and Michael T. Furry, granting Mr. Furry the option, effective June 3, 1999, to acquire up to 90,000 shares of Class A common stock of the Company at fair market value at that date ($8.25 per share). Terms of the Agreement are equivalent to those in the Reinhold Stock Incentive Plan.

The number of stock options outstanding and the exercise price were adjusted for the impact of the 10% stock dividends.

On September 30, 2002, the Company approved the Amended and Restated Reinhold Stock Incentive Plan. This amendment increases the total number of shares of stock subject to issuance under the Reinhold Stock Incentive Plan from 100,000 to 265,800 (including the impact of the stock dividends declared in 2000, 2001 and 2002). The maximum number of shares of stock with respect to which options or stock appreciation rights may be granted to any eligible employee during the term of the Reinhold Stock Incentive Plan were increased from 10,000 to 60,000. All other terms remain unchanged.

The amendment is subject to shareholder approval. If the Corporation's shareholders do not approve the Plan by July 31, 2003, the Plan shall terminate, all options granted shall terminate and cease to remain outstanding, and no further stock option grants shall be made under the Plan. As of December 31, 2002, options granted under the Amended and Restated Reinhold Stock Incentive Plan totalled 100,000. Due to the shareholder approval requirement, the dilutive effect, if any, of these options was not included in earnings per share computations for any periods presented.

The Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"), and the related interpretations in accounting for its employee stock options because, as discussed below, the alternative fair value accounting provided for under SFAS No. 123, "Accounting for Stock-Based Compensation," as amended by SFAS No. 148, requires use of option valuation models that were not developed for use in valuing employee stock options. Under APB No. 25, because the exercise price of the Company's employee stock options approximates the fair value of the underlying stock on the date of grant, no compensation expense is generally recognized. Pro forma information regarding net income and earnings per share is required by SFAS No. 123, as amended, and has been determined as if the Company had accounted for its employee stock options under the fair value method of that Statement. The fair value for these options was estimated at the date of grant using the Black-Scholes Option Pricing Model with the following weighted-average assumptions:

	2002	2001	2000
Risk free interest rate	N/A	N/A	6.2%
Dividend yield	-	-	-
Volitility factor	N/A	N/A	81%
Weighted average life (years)	N/A	N/A	4.1

Using the Black-Scholes Option Pricing Model, the estimated weighted-average grant date fair value of options granted in 2000 was $6.22. No options were granted to employees during 2002 or 2001. See note 1 for the Company's accounting policy for its Employee Stock-Based Plans, as well as the effect on net income and earnings per share had the Employee Stock-Based Plans been recorded based on the fair value method under SFAS 123.

The Black-Scholes Option Pricing Model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different than those of traded options, and because changes in the assumptions can materially affect the fair value estimate, in management's opinion, the existing models may not necessarily provide a reliable single measure of the fair value of its employee stock options. A summary of the status of the option plans as of and for the changes during the year ended December 31, 2002 and 2001 is presented below:

	Number of shares	*Low*	*High*	*Weighted average exercise price*
Outstanding December 31, 2000	186,000	$7.50	$10.23	$7.72
Options issued in connection with 10% stock dividend	18,600	$6.82	$9.30	$7.01
Granted in 2001	-	-	-	-
Forfeited during 2001	-	-	-	-
Outstanding December 31, 2001	204,600	$6.82	$9.30	$7.01
Options issued in connection with 10% stock dividend	20,460	6.20	8.45	6.38
Granted in 2002	-	-	-	-
Forfeited during 2002	6,655	8.45	8.45	8.45
Outstanding December 31, 2002	218,405	$6.20	$8.06	$6.31

At December 31, 2002, the weighted average remaining contractual life of options outstanding is 6.4 years. Options representing 206,305 shares are currently exercisable. The weighted average exercise price of the options exercisable at December 31, 2002 is $6.31.

DIRECTORS' DEFERRED STOCK PLAN On September 30, 2002, the Company established the Reinhold Industries, Inc. Directors Deferred Stock Plan. The Plan allows the non-employee Directors of the Company to elect to receive stock in lieu of cash payment for their services on the Board of Directors. If the Director elects to receive Company stock, he has the option of receiving the shares immediately or deferring receipt of those shares to a future date. The value of the services performed are charged to the statement of operations in the year incurred. As of December 31, 2002, 25,000 shares have been reserved for issuance under this Plan.

7 PENSION PLANS

The Company currently has four pension plans covering substantially all employees. The benefits paid under the pension plan generally are based on an employee's years of service and compensation during the last years of employment (as defined). Annual contributions made to the pension plan are determined in compliance with the minimum funding requirements of ERISA, using a different actuarial cost method and different actuarial assumptions than are used for determining pension expense for financial reporting purposes. Plan assets consist principally of publicly traded equity and debt securities.

Net pension cost included the following (in thousands):

	Years ended December 31,		
	2002	2001	2000
Service cost	$235	212	167
Interest cost on benefits earned in prior years	945	953	966
Expected return on assets	(1,025)	(1,159)	(900)
Amortization of net obligation at transition	(18)	(18)	(3)
Amortization of net loss	278	83	(297)
Net pension cost	$ 415	71	(67)

The following table sets forth a reconciliation of the pension plan's benefit obligation at December 31, 2002 and 2001 (in thousands):

	2002	*2001*
Projected benefit obligation at beginning of year	$14,536	14,143
Service cost	235	212
Interest cost	945	953
Actuarial loss	116	443
Benefits paid	(1,208)	(1,215)
Projected benefit obligation at end of year	$14,624	14,536

The following table sets forth a reconciliation of the pension plan's assets at December 31, 2002 and 2001 (in thousands):

	2002	*2001*
Fair value of plan assets at beginning of year	$12,232	13,550
Actual return on assets	(918)	(778)
Employer contributions	67	675
Benefits paid	(1,208)	(1,215)
Fair value of plan assets at end of year	$10,173	12,232

The following table sets forth a reconciliation of the pension plan's funded status at December 31, 2002 and 2001 (in thousands).

	2002	*2001*
Projected benefit obligation at end of year	$14,624	14,536
Fair value of plan assets at end of year	10,173	12,232
Funded status	(4,451)	(2,304)
Unrecognized prior service cost	173	133
Unrecognized net obligation at transition	2	(17)
Unrecognized net loss	5,961	4,220
Prepaid pension cost at end of year	$1,685	2,032
Intangible asset at December 31,	$175	138
Additional minimum liability at December 31,	(5,596)	(3,899)
Additional pension liability in excess of prior service cost at December 31,	$(5,421)	(3,761)

Assumptions used in accounting for the pension plan were:

	December 31, 2002	*December 31, 2001*
Discount rate	6.75%	6.75%
Rate of increase in compensation levels	5.0	5.0
Expected long-term rate of return on assets	9.0	9.0

The unrecognized prior service cost and the unrecognized net loss are being amortized on a straight-line basis over the average future service of employees expected to receive benefits under the plans. The unrecognized net obligation at transition is being amortized on a straight-line basis over 15 years.

8 Operating Segments

The Company reports segment data pursuant to SFAS No. 131 "Disclosures about Segments of an Enterprise and Related Information." Reinhold is a manufacturer of advanced custom composite components, sheet molding compounds and rubber rollers for a variety of applications in the United States and Europe. The Company generates revenues from six operating segments: Aerospace, CompositAir, Commercial, Thermal Insulation, NP Aerospace and Bingham. Management has determined these to be Reinhold's operating segments based upon the nature of their products. Aerospace and Thermal Insulation produce a variety of products for the U.S. military and space programs. CompositAir produces components for the commercial aircraft seating industry. The Commercial segment produces lighting housings and pool filter tanks. NP Aerospace produces products for law enforcement, lighting, military, automotive and commercial aircraft. Bingham manufactures rubber rollers for graphic arts and industrial applications.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS *(cont'd)*

The information in the following tables is derived directly from the segment's internal financial reporting for corporate management purposes (in thousands).

	Years ended December 31, 2002	2001	2000
NET SALES			
Aerospace	$ 17,807	9,511	8,417
CompositAir	6,538	5,877	7,547
Commercial	2,877	3,072	3,093
Thermal Insulation	1,443	2,004	-
NP Aerospace	13,285	9,322	11,914
Bingham	17,092	19,161	18,316
Total sales	$ 59,042	48,947	49,287
INCOME (LOSS) BEFORE INCOME TAXES			
Aerospace	$ 6,964	2,696	2,625
CompositAir	450	174	1,297
Commercial	221	311	419
Thermal Insulation	(172)	422	-
NP Aerospace	1,614	366	1,146
Bingham	(748)	(6,622)	13
Unallocated corporate (expenses) income	(1,671)	(800)	297
Total income (loss) before income taxes	$ 6,658	(3,453)	5,797
DEPRECIATION AND AMORTIZATION			
Aerospace	$ 270	328	349
CompositAir	194	273	275
Commercial	127	138	150
Thermal Insulation	85	121	-
NP Aerospace	282	172	160
Bingham	525	542	519
Unallocated corporate	134	84	48
Total depreciation and amortization	$ 1,617	1,658	1,501
CAPITAL EXPENDITURES			
Aerospace	$ 1,010	891	688
CompositAir	95	158	-
Commercial	437	29	16
Thermal Insulation	44	296	-
NP Aerospace	382	239	222
Samuel Bingham	363	764	429
Unallocated corporate	134	-	-
Total capital expenditures	$ 2,465	2,377	1,355
TOTAL ASSETS			
Aerospace	$ 7,367	5,026	
CompositAir	2,749	2,453	
Commercial	1,220	914	
Thermal Insulation	3,069	3,431	
NP Aerospace	8,504	6,023	
Bingham	10,311	10,947	
Unallocated corporate	3,514	4,235	
Total assets	$ 36,734	33,029	

	Years ended December 31, 2002	2001
Goodwill		
Aerospace	$ 238	238
CompositAir	161	161
Thermal Insulation	2,122	2,122
Bingham	1,265	1,265
Total goodwill	$ 3,786	3,786
Write-down of long-lived assets		
Bingham	$ -	5,351
Total write-down of long-lived assets	$ -	5,351

The table below presents information related to geographic areas in which Reinhold operated (in thousands):

	December 31, 2002	*December 31,* 2001	*December 31,* 2000
Net sales			
North America	$40,479	38,319	37,141
United Kingdom	13,807	8,294	9,098
Greece	2,518	-	-
Germany	1,706	1,096	865
All other	532	1,238	2,183
Net sales	$59,042	48,947	49,287
Total assets			
North America	$28,230	27,006	
United Kingdom	8,504	6,023	
Total assets	$36,734	33,029	
Long-lived assets			
North America	$13,626	12,948	
United Kingdom	1,677	1,606	
Long-lived assets	$15,303	14,554	

9 COMMITMENTS AND CONTINGENCIES

LEASES The Company leases certain facilities and equipment under operating leases expiring through 2014. Certain facility leases are subject to annual escalations of approximately 1% to 3%. Total rental expense on all operating leases approximated $1,471,000, $1,192,000 and $803,000 for 2002, 2001 and 2000, respectively.

Minimum future rental commitments under noncancelable operating leases at December 31, 2002 are as follows (in thousands):

2003	$ 1,299
2004	985
2005	841
2006	776
2007	726
Thereafter	6,909
	$ 11,536

LEGAL PROCEEDINGS The Company has been informed that it may be a potentially responsible party ("PRP") under the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended ("CERCLA"), with respect to certain environmental liabilities arising at the Valley Forge National Historical Park Site ("Valley Forge Site") located in Montgomery County, Pennsylvania and at a site formerly known as the Casmalia Resources Hazardous Waste Management Facility, located in Santa Barbara County, California ("Casmalia Site"). CERCLA imposes liability for the costs of responding to a release or threatened release of "hazardous substances" into the environment. CERCLA liability is imposed without regard to fault. PRPs under CERCLA include current owners and operators of the site, owners and operators at the time of disposal, as well as persons who arranged for disposal or treatment of hazardous substances sent to the site, or persons who accepted hazardous substances for transport to the site. Because PRPs' CERCLA liability to the government is joint and several, a PRP may be required to pay more than its proportional share of such costs. Liability among PRPs, however, is subject to equitable allocation through contribution actions.

On June 16, 2000 the U.S. Department of Justice notified the Company that it may be a PRP with respect to the Valley Forge Site and demanded payment for past costs incurred by the United States in connection with the site, which the Department of Justice estimated at $1,753,726 incurred by the National Park Service ("NPS") as of May 31, 2000 and $616,878 incurred by the United States Environmental Protection Agency ("EPA") as of November 30, 1999. Payment of these past costs would not release the Company from liability for future response costs.

Management believes that in or about 1977, the Company's predecessor, Keene Corporation ("Keene"), sold to the U.S. Department of Interior certain real property and improvements now located within the Valley Forge Site. Prior to the sale, Keene operated a manufacturing facility on the real property and may have used friable asbestos, the substance which gives rise to the claim at the Valley Forge Site.

On December 30, 2002, the United States District Court for the Southern District of New York approved and entered a Consent Decree agreed upon by the United Sates and the Company settling the claims asserted by the National Park Service against the Company. The United States and the Company stipulated that the EPA will not seek reimbursement of its response costs with respect to the Valley Forge Site and that the Company's claim for a declaratory judgement with respect to those costs may be dismissed with prejudice.

Under the terms of the Consent Decree, the Company was obligated to pay $500,000 to the Department of the Interior. In return, the Company has received from the United States a covenant not to sue, subject to certain limited exceptions, for claims under CERCLA Sections 106, 107 and 113 and RCRA Section 7003 relating to the Site. The payment to the Department of the Interior was made on January 23, 2003.

In September 2002, in accordance with SFAS No. 5, Accounting for Contingencies, the Company had recorded a reserve of $500,000 for the estimated cost to conclude this matter. These costs were included in the December 31, 2002 balance sheet as a component of "Accrued Expenses."

Pursuant to the Consent Decree and CERCLA Section 113(f)(2), the Company's settlement with the United States bars any other party from asserting claims for contribution for any response costs incurred with respect to the Valley Forge Site by the United States, any State or other governmental entity, or any other party.

With respect to the Casmalia Site, on August 11, 2000, the EPA notified the Company that it is a PRP by virtue of waste materials deposited at the site. The EPA has designated the Company as a "de minimis" waste generator at this site, based on the amount of waste at the Casmalia Site attributed to the Company. The Company is not currently a party to any litigation concerning the Casmalia Site, and based on currently available data, the Company believes that the Casmalia Site is not likely to have a material adverse impact on the Company's consolidated financial position or results of operations.

The Company is involved in various other claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material effect on the Company's financial position, results of operations, or liquidity.

10 Business and Credit Concentrations

The Company's principal customers are prime contractors to the U.S. Government, other foreign governments and aircraft seat manufacturers.

Sales to each customer that exceed 10% of total net sales for the periods presented and the operating segment that realized the sale were as follows (in thousands).

	Years ended December 31,		
	2002	*2001*	*2000*
Alliant Techsystems (Aerospace)	$14,853	5,078	*
B/E Aerospace (CompositAir and NP Aerospace)	*	6,050	8,282

* *Sales to these customers were less than 10% of total net sales for the period.*

Alliant Techsystems accounted for approximately 17% of the Company's accounts receivable balance at December 31, 2002 and B/E Aerospace accounted for approximately 12% of the Company's accounts receivable balance at December 31, 2001 before any adjustments for the allowance for doubtful accounts. No other customer exceeded 10% of the Company's gross accounts receivable balance. The Company estimates an allowance for doubtful accounts based on the creditworthiness of its customers as well as general economic conditions. Consequently, an adverse change in those factors could affect the Company's estimate of its bad debts.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS *(cont'd)*

11 RELATED PARTY TRANSACTIONS

On June 3, 1999, Reinhold entered into a two year agreement with Hammond, Kennedy, Whitney and Company ("HKW"), a private equity firm, to provide Reinhold and its subsidiaries with advice regarding strategic direction and merger and acquisition activities, including identifying potential acquisition candidates, for a fee of $20,000 per month. The agreement is automatically renewed thereafter for successive one year periods, unless termination notification is provided by either party within 120 days of the renewal date. Mssrs. Ralph R. Whitney, Jr., Andrew McNally, IV and Glenn Scolnik, all members of the Board of Directors of Reinhold, are principals of HKW.

12 QUARTERLY SUMMARY OF INFORMATION (UNAUDITED)

Summarized unaudited financial data is as follows (in thousands, except per share data).

	Three Months Ended			
	March 31,	*June 30,*	*September 30,*	*December 31,*
2002				
Net sales	$ 13,930	13,331	13,562	18,219
Gross profit	$ 4,102	4,102	4,310	5,707
Net income (loss)	$ 824	700	660	1,968
Net earnings (loss) per share:				
Basic	$ 0.31	0.26	0.25	0.74
Diluted	$ 0.31	0.26	0.25	0.73
2001				
Net sales	$ 12,162	13,336	12,096	11,353
Gross profit	$ 3,487	3,597	3,283	2,773
Net income	$ 518	642	(4,729)	(154)
Net earnings per share:				
Basic	$ 0.19	0.24	(1.78)	(0.05)
Diluted	$ 0.19	0.24	(1.78)	(0.05)

INDEPENDENT AUDITORS' REPORT

The Board of Directors
Reinhold Industries, Inc.

We have audited the accompanying consolidated balance sheets of Reinhold Industries, Inc. (the Company) as of December 31, 2002 and 2001, and the related consolidated statements of operations, stockholders' equity and comprehensive income and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Reinhold Industries, Inc. at December 31, 2002 and 2001, and the consolidated results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.

As discussed in Note 2 to the consolidated financial statements, effective January 1, 2002, the Company changed its method of accounting for goodwill and other intangible assets.

Ernst + Young LLP

Orange County, California
February 18, 2003

INDEPENDENT AUDITORS' REPORT

The Board of Directors
Reinhold Industries, Inc.

We have audited the accompanying consolidated statements of operations, stockholders' equity and comprehensive income and cash flows of Reinhold Industries, Inc. and subsidiaries (the Company) for the year ended December 31, 2000. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the results of operations and cash flows of Reinhold Industries, Inc. and subsidiaries for the year ended December 31, 2000 in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

Los Angeles, California
March 16, 2001

Board Of Directors
Ralph R. Whitney, Jr.
Chairman of The Board
Chairman
Hammond, Kennedy,
Whitney & Company

Michael T. Furry
President and CEO
Reinhold Industries, Inc.

Andrew McNally, IV
Managing Director
Hammond, Kennedy,
Whitney & Company

Glenn Scolnik
President
Hammond, Kennedy,
Whitney & Company

Thomas A. Brand
Retired
Fiberite Corporation

Richard A. Place
Retired
Ford Motor Company

Corporate Officers
Michael T. Furry
President and CEO

Brett R. Meinsen
Vice President - Finance and
Administration, Treasurer
and Secretary

Corporate Offices
12827 East Imperial Highway
Santa Fe Springs, CA 90670
562 944-3281
562 944-7238 (fax)

Investor Relations
Contact Judy Sanson
Reinhold Industries, Inc.

Registrar
Continental Stock Transfer &
Trust Company
17 Battery Park
New York, New York 10004

Annual Meeting
The Annual Stockholders' Meeting
will be held at the offices of
Reinhold Industries, Inc.
12827 East Imperial Hwy.
Santa Fe Springs, CA
on April 30, 2003
at 2:00 p.m.

Form 10-K
Stockholders may obtain a copy of
Reinhold's 10-K without charge by writing
to Investor Relations Department

Transfer Agent
Continental Stock Transfer &
Trust Company
17 Battery Park
New York, New York 10004
212 509-4000

Independent Auditors
Ernst & Young LLP
18111 Von Karman Avenue
Suite 1000
Irvine, CA 92612

Attorneys
Petillon & Hansen
1260 Union Bank Tower
21515 Hawthorne Boulevard
Torrance, California 90503

Horgan, Rosen, Beckham & Coren, LLP
23975 Park Sorrento
Suite 200
Calabasas, CA 91302

Stock Listing
Reinhold common stock
is listed on the Nasdaq National
Market
Symbol - RNHDA

Stockholder Information

	2002		2001	
Market Price	High	Low	High	Low
First Quarter ended March 31, 2002	6.46	4.73	7.85	5.78
Second Quarter ended June 30, 2002	8.13	5.63	7.85	6.61
Third Quarter ended September 30, 2002	8.00	6.05	7.27	4.70
Fourth Quarter ended December 31, 2002	8.99	6.30	5.93	4.76

The Class A Common Stock of the Company is listed on the Nasdaq National Market under the ticker symbol RNHDA. The table above sets forth the high and low sale prices of the Company's Class A Common Stock for each of the quarterly periods for the years ended December 31, 2002 and 2001, adjusted for the effect of the 10% stock dividend on May 31, 2002.

REINHOLD

Reinhold Industries, Inc
12827 East Imperial Highway
Santa Fe Springs, CA 90670
562 944-3281